NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF THE SHAREHOLDERS OF
PRECISION DRILLING CORPORATION
AND MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON WEDNESDAY, MAY 11, 2011
IN THE ENMAX BALLROOM OF
THE CALGARY CHAMBER OF COMMERCE,
100 – 6th AVENUE S.W.,
CALGARY, ALBERTA
AT 3:00 P.M. (MDT)

PRECISION DRILLING CORPORATION	APRIL 1, 2011

Dear Shareholder,

On behalf of the board of directors, management and employees of Precision Drilling Corporation (“Precision”), I invite you to attend the annual and special meeting of shareholders of Precision which will take place on Wednesday, May 11, 2011 at 3:00 p.m. (MDT) in the Enmax Ballroom, at the Calgary Chamber of Commerce, in Calgary, Alberta, Canada. The meeting is your opportunity to hear first-hand about our performance in 2010 and our plans for 2011 and beyond, to meet with Precision’s board of directors, senior management and fellow shareholders and to vote in person on the items of business to be considered at the meeting.

I encourage you to read the attached management information circular as it describes how you can vote, who can vote and what the meeting will cover. It also provides information on each of our director nominees, outlines our governance and compensation practices and provides information on the board of directors’ roles and responsibilities and the key activities undertaken by the board committees in 2010. Your vote and participation are very important to us.

All of our public documents, including our annual report, are available on our website at www.precisiondrilling.com or on SEDAR at www.sedar.com. Precision’s annual report was recently mailed to you if you opted to receive it.

If you are unable to attend the meeting in person, I encourage you to vote your common shares by any of the means available to you, as described in the management information circular and proxy form.

We look forward to seeing you on May 11, 2011.

Sincerely,

(signed) “Kevin Neveu”

Kevin Neveu
President & Chief Executive Officer

PRECISION DRILLING CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to the 2011 annual and special meeting of shareholders of Precision Drilling Corporation.

When:	Wednesday, May 11, 2011 at 3:00 p.m. (MDT)

Where:	Enmax Ballroom, Calgary Chamber of Commerce 100 – 6th Avenue S.W. Calgary, Alberta, Canada

What the Meeting Will Cover:	• the receipt of the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2010;

• the election of directors for the ensuing year;

• the appointment of the auditors and authorization of the directors to fix their remuneration;

• the approval of a new deferred share unit plan, as described in the Circular;

• an advisory vote on our approach to executive compensation, as described in the Circular; and

• to transact such other business as may properly be brought before the Meeting, or any postponement or adjournment thereof.

Who Can Vote:	Holders of Precision Drilling Corporation common shares of record at the close of business on Wednesday, April 6, 2011, will be entitled to receive notice of and to vote at the meeting, or any postponement or adjournment of the meeting.

DATED at Calgary, Alberta, Canada this 1st day of April, 2011.

By Order of the Board of Directors of Precision Drilling Corporation

(signed) “Joanne Alexander”

Joanne Alexander
Vice President, General Counsel & Corporate Secretary

YOUR VOTE IS IMPORTANT

If you are a registered shareholder and do not plan to attend the meeting in person, please follow the instructions to complete, sign, date and return the enclosed form of proxy in the provided postage paid return envelope to Precision Drilling Corporation’s transfer agent, Computershare Trust Company of Canada. Registered holders of Precision Drilling Corporation common shares may also vote by telephone, facsimile or the internet by following the instructions on the enclosed form of proxy.

Beneficial shareholders should refer to page 3 of the Circular for instructions on how to vote their Precision Drilling Corporation common shares.

Proxies must be received by Computershare Trust Company of Canada at its corporate trust office, the address of which is listed under the heading “Transfer Agent and Registrar” on page 65 of the Circular, by 3:00 p.m. (MDT) on May 9, 2011, or, if the meeting is postponed or adjourned, by 3:00 p.m. (MDT) on the second last business day before the postponed or adjourned meeting is held.

WEBCAST

A live audio webcast of the meeting will be available on our website at www.precisiondrilling.com.

PRECISION DRILLING CORPORATION
MANAGEMENT INFORMATION CIRCULAR

General Information

In this management information circular (the “Circular”), you and your refer to the holders of our common shares (the “Precision Shares”) and we, us, our and Precision refer to Precision Drilling Corporation. This Circular is provided in connection with the solicitation of proxies by and on behalf of the management (“Management”) of Precision and its board of directors (the “Board”). The accompanying form of proxy (the “Proxy Form”) is for use at the annual and special meeting (the “Meeting”) of holders of Precision Shares to be held on Wednesday, May 11, 2011, and at any postponement or adjournment of that Meeting. The cost of this solicitation of proxies will be borne by us. The solicitation will be made primarily by mail but our directors, officers and employees may also call, write or speak to you to encourage you to vote, without additional compensation.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

Live Audio Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person will have the opportunity to listen to a live audio webcast of the Meeting. The details concerning the live audio webcast will be provided on our website at www.precisiondrilling.com and in a news release prior to the Meeting. Shareholders unable to listen to the live audio webcast will also be able to listen to a recorded version of the Meeting, which will be made available on our website shortly after the Meeting.

Currency

All dollar amounts set forth in this Circular are in Canadian dollars (“$” or “Cdn$”), unless otherwise indicated.

Mailing Date and Date of Information in this Circular

Management anticipates that this Circular and the Proxy Form will be mailed to Precision’s shareholders (the “Shareholders”) on or about April 15, 2011. Unless otherwise stated, information contained in this Circular is given as of April 1, 2011.

Executive and Registered Office

Our principal executive office and registered office is located at 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, and our telephone number is 403-716-4500.

Engagement with Shareholders

We have a process that permits Shareholders and other interested parties to communicate with the members of the Board, including the Chair or other non-management directors. This process is designed to further the Board’s commitment to facilitate communication and engagement with our Shareholders.

Shareholders may write to the Board, the Chair or any Director(s) in care of the following address:

By mail to:	Precision Drilling Corporation 4200, 150 – 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7

Attention: Corporate Secretary
By e-mail to:	corporatesecretary@precisiondrilling.com
By internet:	www.precisiondrilling.com. See About Precision: Corporate Governance — Shareholder Engagement

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Statement of Corporate Governance Practices

As we are a reporting issuer in Canada and the Precision Shares are listed on the Toronto Stock Exchange (the “TSX”), we must comply with the corporate governance guidelines or rules adopted by Canadian securities regulatory authorities for companies listed on the TSX. The Precision Shares are also listed on the New York Stock Exchange (the “NYSE”), and we must disclose any significant ways in which our governance practices differ from NYSE requirements applicable to listed companies domiciled in the United States (also referred to in this Circular as the “U.S.” or “USA”). A summary of these differences can be found on our website at www.precisiondrilling.com. We must also comply with the corporate governance guidelines or rules adopted by Canadian securities regulators and the United States Securities and Exchange Commission (the “SEC”).

A complete description of our approach to corporate governance is set forth in this Circular beginning on page 52.

Additional Information and Availability of Documents

Additional information and documents concerning Precision, including our code of business conduct and ethics, our corporate governance guidelines, the mandate of the Board, the charter and terms of reference of each of the committees of the Board (the “Committees”), our corporate policies and public disclosure documents, can be found on our website at www.precisiondrilling.com. We encourage you to visit our website at any time as it provides useful information about us. Our public disclosure documents can also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov . Additionally, a Shareholder may request a paper copy of the documents free of charge from us by contacting the Corporate Secretary as set out above.

About the Shareholders’ Meeting

What the Meeting will Cover

The Meeting gives you the opportunity to vote on items of Precision business. It is also an opportunity to meet face to face with Management and interact with the Board. The Meeting will cover the following items of business:

•	the receipt of the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2010 (see page 6 of this Circular);

•	the election of the directors (the “Directors”) of Precision for the upcoming year (see page 6 of this Circular);

•	the appointment of the auditors and authorization for the Directors to fix the auditors’ remuneration (see page 19 of this Circular);

•	the approval of a new deferred share unit plan of Precision (see page 20 of this Circular);

•	an advisory vote on our approach to executive compensation (see page 23 of this Circular); and

•	any other business that may be properly brought before the Meeting, or any postponement or adjournment of the Meeting.

Who Can Vote

The authorized share capital of Precision consists of an unlimited number of Precision Shares and an unlimited number of preferred shares, issuable in series, and limited in number to an amount equal to not more than one-half of the issued and outstanding Precision Shares at the time of issuance of such preferred shares. Only holders of common shares (defined as “Precision Shares” above) have the right to vote at the Meeting.

If you were a holder of Precision Shares at the close of business on Wednesday, April 6, 2011 (the “Record Date”) or, if a holder of Precision Shares has transferred Precision Shares to you subsequent to that date and you, not less than 10 days before the Meeting, establish ownership of the Precision Shares and request to our transfer agent, Computershare Trust Company of Canada (“Computershare”) that your name be included in the list of holders of Precision Shares entitled to vote at the Meeting, you, or the person you appoint as your proxyholder, can attend the Meeting, or any postponement or adjournment of the Meeting, and vote your Precision Shares on the items of business set forth in the notice of annual and special meeting of shareholders (the “Notice of Meeting”) that accompanies this Circular. Each Precision Share you own represents one vote.

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Principal Holders of Precision Shares

As of April 1, 2011, there were 275,752,926 Precision Shares and no preferred shares issued and outstanding.

Other than Alberta Investment Management Corporation (“AIMCo”), which currently holds 41,464,289 Precision Shares (approximately 15% of the outstanding Precision Shares), there is no person or company known to the Board or Management, who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding Precision Shares.

How to Vote

You can vote by proxy or you can attend the Meeting and vote your Precision Shares in person. The process of voting for registered and beneficial holders of Precision Shares is different. You are a registered shareholder (a “Registered Shareholder”) if you hold any Precision Shares in your own name and your Precision Shares are represented by a physical share certificate. You will find the Proxy Form in this package. You are a beneficial shareholder (a “Beneficial Shareholder”) if your Precision Shares are held in the name of a nominee (bank, trust company, securities broker, trustee or other financial institution) and your Precision Shares are not represented by a physical share certificate but are instead recorded on an electronic system. You will find a voting instruction form in this package.

Voting By Proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the Meeting and vote for you (called a proxyholder). Your proxyholder, whether it is the Management appointees or another person designated by you, must vote for or against or withhold your vote in accordance with the instructions you have conveyed. Kevin A. Neveu, President & Chief Executive Officer, or in his absence, Robert L. Phillips, Chairman (the “Chair”) of the Board, have agreed to act as proxyholders to vote your Precision Shares at the Meeting in accordance with your instructions. If you appoint the Precision proxyholders but do not tell them how you want to vote your Precision Shares, your Precision Shares will be voted FOR the election of each of the Directors, FOR the appointment of auditors, FOR the approval of the new deferred share unit plan and FOR the approval of our approach to executive compensation.

You may also appoint a proxyholder other than Management, who does not need to be a holder of Precision Shares, to represent you and vote your Precision Shares at the Meeting in accordance with your voting instructions. To exercise this right, strike out the names of the Management proxyholders and insert the name of the person you wish to act as proxyholder, or complete another appropriate form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Precision Shares. Be sure that the person is aware that he/she is your proxyholder and registers with Computershare, at the Meeting, indicating that he/she is your proxyholder. If you vote through the internet and choose to vote separately on each item of business, you will be provided with specific instructions as to how you can use the internet to appoint a proxyholder. This right only exists if you convey your voting instructions by mail or if you vote separately on each item of business using the internet.

Amendments, Variations or Other Items of Business

If there are amendments or variations to the items of business set forth in the Notice of Meeting or other matters that are brought before the Meeting, the proxyholder you have appointed can vote as he or she sees fit. As of the date of this Circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the Meeting. However, if amendments or variations or other items are properly brought before the Meeting, the persons named in the Proxy Form will vote on them in accordance with the discretionary authority conferred by the Proxy Form.

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Proxy Voting Process

Beneficial Shareholders

Please follow the instructions on the enclosed voting instruction form to vote your Precision Shares by mail, telephone, facsimile or internet. Each nominee will have its own instructions for voting, so be sure to follow the instructions on the enclosed form.

Registered Shareholders

You can vote by mail, telephone, facsimile or the internet. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the Proxy Form and should be carefully followed.

If you convey your instructions by any of the means available to you, your instructions must be received by 3:00 p.m. (MDT) on May 9, 2011, or, if the Meeting is postponed or adjourned, by 3:00 p.m. (MDT) on the second last business day before the postponed or adjourned Meeting is held.

If you hold some Precision Shares as a Registered Shareholder and some as a Beneficial Shareholder, you will need to convey your vote using each of the applicable procedures set forth above.

Voting in Person

Beneficial Shareholders

As we do not have the names of the Beneficial Shareholders, if you attend the Meeting, we will not have a record of the number of Precision Shares you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the Meeting and vote your Precision Shares in person. Be sure to register with Computershare when you arrive at the Meeting.

Registered Shareholders

Do not complete and return the Proxy Form but simply attend the Meeting where your vote will be taken by ballot and counted. Be sure to register with Computershare when you arrive at the Meeting. You will be provided with ballots in order to vote at the Meeting.

Changing your Vote

If you have voted by proxy, you can revoke or change your voting instructions or you can decide that you want to vote in person instead, any time before the proxy is acted upon, in the following ways:

Beneficial Shareholders

If you are a Beneficial Shareholder, you should contact your nominee for instructions on how to revoke or change your vote.

Registered Shareholders

If you voted by telephone or internet, then submitting new voting instructions will revoke any prior instructions. If your Proxy Form was submitted by facsimile or mail, you can revoke or change your voting instructions by:

•	sending a notice in writing to the registered office of Precision, at the address which is located on page 1 of this Circular so that it is received by 3:00 p.m. (MDT) on May 9, 2011, or, if the Meeting is postponed or adjourned, by 3:00 p.m. (MDT) on the second last business day before the postponed or adjourned Meeting is held;

•	giving notice in writing to the Chair of the Meeting, at the Meeting or the postponed or adjourned Meeting, however, the notice will only be effective with respect to items of business that have not yet been voted on prior to the notice; or

•	any other manner permitted by law.

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The notice must be executed by you or by your attorney authorized in writing, or if the Precision Shares are owned by a corporation, under corporate seal or by an officer or attorney duly authorized.

Voting Results

A simple majority of the votes cast (50% plus one vote) by the holders of Precision Shares, in person or by proxy, will constitute approval of the election of Directors, the appointment of auditors, the approval of the new deferred share unit plan and the approval of our approach to executive compensation.

Following the Meeting, a report on the voting results will be filed with Canadian securities regulators at www.sedar.com.

If you have any other questions on voting at the Meeting, you can contact Computershare by visiting its website at: www.computershare.com or by telephone, which is toll free in North America, at 1-800-564-6253.

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BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2010 (collectively, the “Financial Statements”) will be placed before the Meeting. Precision’s 2010 Annual Report to Shareholders, which contains financial information about Precision, including the Financial Statements and management’s discussion & analysis, has been mailed to Registered Shareholders and Beneficial Shareholders who have elected to receive it. No formal action will be taken at the Meeting to approve the Financial Statements. If any Shareholders have questions respecting the Financial Statements, those questions may be brought forward at the Meeting.

Election of the Board of Directors

Number of Directors

Precision’s articles provide that the number of directors shall not be less than one and not more than fifteen. There are currently 10 Directors. The Board has set the number of Directors to be elected at the Meeting at 10. At the Meeting, Shareholders will be asked to elect as directors the 10 nominees listed in the table below. The Corporate Governance and Nominating Committee is of the view that these directors represent an appropriate mix of expertise and qualities required for the Board. You can vote for all of these Directors, vote for some and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the election of each of the persons set out below. Each Director’s term of office expires not later than the close of business at the next annual meeting or until his successor is elected or appointed. Management does not expect that any of the nominees will be unable to serve as Directors but, if that should occur for any reason prior to the Meeting, the persons named in the Proxy Form reserve the right to vote for other nominees at their discretion.

One of our directors, W.C. (Mickey) Dunn, will not be standing for re-election. Mr. Dunn has served as a director of Precision and its predecessors since September 1992. In his place, the Board is presenting Mr. Brian Gibson as a nominee Director.

Our Policy on Majority Voting

The Board has adopted a policy which requires that if a Director receives more “withhold” votes than “for” votes, he or she will offer to resign following the Meeting. This policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the circular for the particular meeting. The Corporate Governance and Nominating Committee will review the matter and then recommend to the Board whether to accept the resignation and address what the Committee believes to be the underlying cause of the “withhold” votes or reject the resignation. The Director will not participate in any Board or Committee deliberations on the matter. The Board will render its decision and the reasons for the decision within 90 days of the applicable meeting. If the Board accepts the resignation, it may appoint a new director to fill the vacancy. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively the same as a vote “against” a director nominee in an uncontested election.

The Board adopted this policy in March 2010 on the recommendation of the Corporate Governance and Nominating Committee.

To expedite the conduct of business at the Meeting, the Chair may proceed by a slate vote if it is apparent that each Director nominee will receive a majority vote.

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Director Profiles

The table below sets forth information regarding the proposed nominees for election as Directors (all of whom have agreed to stand for election) together with their age, municipality of residence, year in which they joined the Board, their independence status, areas of expertise, professional designations, principal occupation(s) during the five preceding years, Committee memberships and attendance at Board and Committee meetings during 2010, as well as other public board and committee memberships. Also set forth is the number of Precision Shares and deferred share units (“DSUs”) owned or controlled by each nominee as at April 1, 2011, as well as the total market value of those securities as of the same date, the value of total compensation received and whether the Director meets Precision’s minimum shareholding requirements.

William T. Donovan

Age: 59

North Palm Beach, Florida, USA

Director since December 2008

Independent

Areas of Expertise:

Manufacturing; corporate finance; mergers and acquisitions; venture capital

Professional Designation:

MBA	Mr. Donovan has been Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006. He is also a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as director of Precision on December 23, 2008.

From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer, and was a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Board of Directors		13 of 13	23 of 23	100%	Grey Wolf, Inc.(1)	1997 to 2008
Audit Committee		7 of 7
Corporate Governance and Nominating Committee		2 of 2
Special Committee of the Board		1 of 1

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	121,507	$1,629,409	$269,072	Yes

Total Compensation Received for 2010				Note:

$151,741		Amount Converted to DSUs $60,000		(1) Member of the Audit Committee.

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Brian J. Gibson(1)

Age: 55

Edmonton, Alberta, Canada

Director nominee

Independent

Areas of Expertise:

Capital markets, corporate strategy and accounting

Professional Designation:

MBA, CFA, ICD.D - Institute of Corporate Directors	Mr. Gibson is the Senior Vice President, Equities of AIMCo. Prior to December 2008, Mr. Gibson was President and Chief Executive Officer of Panoply Capital Asset Management Inc., a private investment firm. Prior to January 15, 2008, Mr. Gibson was a Senior Vice President, Public Equities for the Ontario Teachers’ Pension Plan.

During his 31-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. Mr. Gibson has particular expertise in “relationship” investing and in corporate finance. Mr. Gibson received his MBA from the University of Toronto, is a Chartered Financial Analyst, and is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Attendance	Summary of Attendance	Public Board Membership during the Last 5 Years

N/A	MacDonald, Dettwiler and Associates Ltd. Westaim Corporation	2003 to 2011 2010 to present

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	See note (2)	Nil	Nil	N/A

Total Compensation Received for 2010	Notes:

N/A	N/A	(1) Mr. Gibson is a nominee for election to the Board. (2) Mr. Gibson is the Senior Vice President, Equities of AIMCo which holds 41,464,289 Precision Shares.

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Robert J.S. Gibson, CD Age: 64 Calgary, Alberta, Canada Director since June 1996 Independent Areas of Expertise: Finance; governance Professional Designation: ICD.D - Institute of Corporate Directors	Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He serves on the Board of Cash Store Financial Services Inc.

Mr. Gibson serves as director for a number of private companies. He is also the Chairman and a director for the Canadian Defence and Foreign Affairs Institute.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors		13 of 13	29 of 29	100%	Cash Store Financial Services	2008 to present
Member of the Board of Trustees		3 of 3			Inc.(1)(2)
Member of the Audit Committee		7 of 7
Chairman of the Corporate Governance & Nominating Committee		5 of 5
Special Committee of the Board		1 of 1

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	129,370	$1,734,852	$577,314	Yes

Total Compensation Received for 2010				Notes:

$172,104		Amount Converted to DSUs $100,000		(1) Chair of the Corporate Governance Committee. (2) Member of the Compensation Committee.

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Allen R. Hagerman, FCA

Age: 59

Calgary, Alberta, Canada

Director since December 2006

Independent

Areas of Expertise:

Accounting; corporate finance; oil and gas; marketing

Professional Designations:

B. Comm, MBA, CA (Canadian Institute of Chartered Accountants), CF (Canadian Institute of Chartered Accountants), ICD.D -Institute of Corporate Directors	Mr. Hagerman is Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity. He is currently responsible for overseeing crude oil marketing operations. Prior to 2007, Mr. Hagerman was Chief Financial Officer of Canadian Oil Sands Limited.

Mr. Hagerman is lead director of Capital Power Income LP and a director of the Calgary Exhibition and Stampede. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous Board positions include Syncrude Canada Ltd. and University of Calgary. He is a fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors		13 of 13	23 of 23	100%	Capital Power Income LP(1)(2)	2003 to present
Member of the Board of Trustees		3 of 3
Member of the Audit Committee		7 of 7

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	9,277	$124,405	$675,569	Yes

Total Compensation Received for 2010				Notes:

$154,916		Amount Converted to DSUs $107,500		(1) Member of the Audit Committee. (2) Member of the Governance Committee.

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Stephen J.J. Letwin

Age: 55

Toronto, Ontario, Canada

Director since December 2006

Independent

Areas of Expertise:

Corporate finance; accounting; energy transmission - exploration and production sectors; international operations

Professional Designations:

B.Sc, MBA, CGA	Mr. Letwin is currently President and CEO of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from 8 gold mines on 3 continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International with responsibility for natural gas operations, a gas distribution company and its international business unit. He currently serves on the board of a private corporation.

Mr. Letwin serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of WestPark Hospital in Toronto, and an Honorary Colonel for the 14th Service Battalion in Calgary.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors		12 of 13	16 of 17	94%	IAMGOLD Corporation	2010 to present
Member of the Compensation Committee		4 of 4			Gaz Metropolitan LP(1) Enbridge Energy Company, Inc. Enbridge Energy Management, LLC	2003 to 2010 2006 to 2010 2006 to 2010

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	33,366	$447,438	$704,468	Yes

Total Compensation Received for 2010				Note:

$128,750		Amount Converted to DSUs $123,750		(1) Member of the Audit Committee.

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Patrick M. Murray

Age: 68

Dallas, Texas, USA

Director since July 2002

Independent

Areas of Expertise:

Finance; oil and gas service and supply; international business

Professional Designations:

B.S. – Accounting, MBA	Mr. Murray retired as Chairman of the Board and CEO of Dresser, Inc. in May 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., Mr. Murray served as President and CEO. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997.

Mr. Murray is on the Board of Directors of the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors		13 of 13	23 of 24	96%	Harvest Natural Resources(2)(3)	2000 to present
Member of the Board of Trustees		3 of 3			Rancher Energy Corp.(2)	2007 to 2009
Chairman of the Audit Committee		7 of 7			Wellstream Holdings, Plc(1)(2)	2007 to 2011
Member of Special Committee		0 of 1

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	66,628	$893,481	$398,800	Yes

Total Compensation Received for 2010				Notes:

$169,791		Amount Converted to DSUs $100,000		(1) Member of the Compensation Committee. (2) Member of the Audit Committee. (3) Member of the Governance Committee.

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Kevin A. Neveu

Age: 50

Calgary, Alberta, Canada

Director since August 2007

Non-Independent(1)

Area of Expertise:

Engineering; Oil and gas service and

supply – international

Professional Designations:

B.Sc, P.Eng	Mr. Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

In 2002, Mr. Neveu attended the Advanced Management Program at the Harvard Business School.

			Mr. Neveu serves on the boards of RigNet, Inc., Houston, Texas, and a private exploration and production company based in Colorado. He is a director of the Heart and Stroke Foundation of Alberta (since 2009) and he was appointed a Member of the Board of Directors and a Member of the Executive Committee of the International Association of Drilling Contractors, Houston, Texas in January 2010.

	Attendance	Summary of Attendance		Public Board Membership during the Last 5 Years

Member of the Board of Directors	13 of 13	13 of 13	100%	RigNet, Inc.(2)	2004 to present

Total Compensation Received for 2010			Notes:

See “Compensation Discussion and Analysis” beginning on page 23 of this Circular.	(1) Mr. Neveu is an executive officer and accordingly received no retainer or meeting fees for his participation on the Board of Directors.
(2)  Member of the Compensation Committee and Governance Committee.

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Frederick W. Pheasey

Age: 68

Edmonton, Alberta, Canada

Director since July 2002

Independent

Areas of Expertise:

Oil and gas service engineering; manufacturing and marketing — domestic and international

Professional Designation:

P. Eng	Mr. Pheasey founded Dreco Energy Services Ltd. (now Dreco Energy Services ULC), a company which designs and manufactures drilling rigs and components and downhole tools. In 1997, Dreco and its subsidiaries were merged into National Oilwell, Inc. (now National Oilwell Varco, Inc.), a company that designs and manufactures systems and components used in oil and gas drilling and production. Mr. Pheasey became Executive Vice President of National Oilwell, Inc. following the merger and continued in that position until 2004. He was a director of National Oilwell, Inc. from 1997 to 2005 and continues to be a director and employee of Dreco Energy Services Ltd.

In 1999, Mr. Pheasey was made an honourary member of the Canadian Association of Oilwell Drilling Contractors. In 2002, he was inducted into the Canadian Petroleum Hall of Fame.

				Mr. Pheasey served on the leadership committee of the City of Edmonton’s Committee to End Homelessness and on the Housing Subcommittee in 2008.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors		12 of 13	16 of 17	94%	None
Chairman of the Compensation Committee		4 of 4

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	60,000	$804,600	$812,123	Yes

Total Compensation Received for 2010

$130,437		Amount Converted to DSUs $128,437

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Robert L. Phillips, Q.C.

Age: 60

Vancouver, British Columbia, Canada

Director since May 2004

Chairman of the Board since August 2007

Independent

Areas of Expertise:

Corporate finance; governance; oil and gas exploration and production; oilfield services; securities law

Professional Designation:

LLB, Barrister & Solicitor	Mr. Phillips is an experienced senior corporate executive having most recently been the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than twenty years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He also practiced corporate and securities law for over fifteen years.

		Attendance	Summary of Attendance	Public Board Membership during the Last 5 Years

Chairman of the Board of Directors Member of the Board of Trustees Member of the Audit Committee Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee Special Committee of the Board	13 of 13 3 of 3 7 of 7 4 of 4 5 of 5 1 of 1	33 of 33	100%	Axia NetMedia Corporation(2)(3)(5)
Boston Pizza Royalties Income Fund(2)
Canadian Western Bank(2)(3)
Capital Power Corporation(3)(5)
Epcor Preferred Equity Inc.
MacDonald, Dettwiler and Associates Ltd.(1)(3)(5)
Terra Vest Income Fund(2)(3)(5)
Tree Island Wire Income Fund
				West Fraser Timber Co. Ltd(4)(5)	2000 to present 2002 to 2008 2001 to present 2009 to present 2002 to 2007 2003 to present 2004 to present 2003 to 2007 2005 to present

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Unitholding Requirements

As at April 1	30,207	$405,076	$374,018	Yes

Total Compensation Received for 2010				Notes:

$292,000	Amount Converted to DSUs $60,000	(1) Mr. Phillips is also Chairman of the Board.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.
(4)  Independent Lead Director.
(5)  Member of the Corporate Governance and Nominating Committee.

Mr. Phillips is an active corporate director with positions on several boards. The Board and the Corporate Governance and Nominating Committee have considered this and have determined that Mr. Phillips’ additional public board memberships do not impair his ability to devote the time and attention to Precision required in order for Mr. Phillips to properly discharge his duties nor his ability to act effectively and in our best interests. For more information on our Board’s assessment of the effectiveness of our Directors, please see page 58 of this Circular.

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Trevor M. Turbidy Age: 43 Houston, Texas, USA Director since December 2008 Independent Areas of Expertise: Finance; oil and gas exploration; oilfield services; international	Mr. Turbidy has served as an Energy Industry Advisor with Avista Capital Partners since December 2007. From August 2005 until July 2007, Mr. Turbidy served as President and Chief Executive Officer of Trico Marine Services, Inc., an international marine support and transportation company. From August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico. From November 2000 until May 2002, Mr. Turbidy served as a director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, he held various positions in investment banking covering the U.S. energy industry with a focus on oilfield services and equipment, exploration and production and refining.

				Mr. Turbidy was a Director of Grey Wolf, Inc. from December 2005 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as director of Precision on December 23, 2008. Mr. Turbidy serves as a director of a number of private energy companies, including a European exploration and production company concentrating on the Southern North Sea; a U.S. based jackup rig operator; a European based exploration and production company focused on onshore Europe; and a U.S. based exploration and production company with assets in Texas and the Rocky Mountain region.

		Attendance		Summary of Attendance	Public Board Membership during the Last 5 Years

Member of the Board of Directors Member of the Corporate Governance and Nominating Committee Member of the Compensation Committee Special Committee of the Board		12 of 13 5 of 5 2 of 2 1 of 1	20 of 21	95%	Grey Wolf, Inc. Trico Marine Services, Inc.	2005 to 2008 2005 to 2007

Year 2011	Precision Shares Owned	Total Market Value of Precision Shares	Total Market Value of Precision DSUs	Meets Minimum Shareholding Requirements

As at April 1	11,932	$160,008	$603,785	Yes

Total Compensation Received for 2010

$137,491		Amount Converted to DSUs $131,491

Notes:

•	Each Director has provided the information about the Precision Shares they own or exercise control or direction over.

•	The DSUs refer to deferred share units under our existing DSU Plan for directors.

•	Other than Mr. Neveu, Directors do not receive grants of stock options under our Stock Option Plan.

•	For each Director, the “Total Market Value of Precision Shares and DSUs” is calculated at the April 1, 2011 closing price on the TSX of $13.41 per Precision Share. Calculation of Precision Shareholdings, for purposes of the Minimum Shareholding Requirements, is the higher of the actual purchase cost and current market value. See “Business of the Meeting – Election of the Board of Directors – Director Ownership Guidelines”.

•	Total Compensation includes Board and Committee retainers and meeting fees. A travel allowance of $1,000 is also paid from time to time when a Director is required to travel to a meeting outside of his home country.

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Director Compensation

Directors who are not also officers or employees of Precision are compensated for service on the Board. At the present time, all of the Directors other than Mr. Neveu, the President and Chief Executive Officer of Precision, are non-employee Directors. Mr. Neveu receives no additional compensation for his service on the Board. See “Compensation Discussion and Analysis – Compensation of the Chief Executive Officer” for details of Mr. Neveu’s compensation as an executive officer.

The Compensation Committee is responsible for annually reviewing and recommending a compensation package for the non-employee Directors. In establishing non-employee Director compensation, the Compensation Committee considers the advice of an external consultant, Mercer (Canada) Limited (“Mercer”), with a view to establishing compensation at or slightly below the median against a comparator group of public companies. See “Compensation Discussion and Analysis – Executive Compensation Program – Philosophy” for a discussion of Precision’s compensation philosophy, and “Compensation Discussion and Analysis – Executive Compensation Program – Compensation Consultant” for a summary of the mandate for which Mercer has been retained.

Cash Compensation

In 2010, each non-employee Director, other than the Chairman of the Board, was paid an annual cash retainer of $40,000. Mr. Phillips, the Chairman of the Board, received an annual retainer of $160,000. Non-employee Directors who served as a chair of a Committee received an additional $7,500 retainer ($15,000 in the case of the Audit Committee Chair). Each non-employee Director received a per diem fee of $1,250 for each meeting of the Board attended. Members of the Audit Committee received a per diem fee of $2,500 for each meeting of the Audit Committee attended, and members of every other Committee of the Board received a per diem fee of $1,250 for each Committee meeting attended. Non-executive Directors were also reimbursed for expenses incurred in discharging their responsibilities, and received a travel fee of $1,000 when required to travel to a meeting outside of their home country.

Equity Compensation

In 2010, each non-employee Director received annual equity compensation consisting of deferred trust units (referred to as deferred share units following the conversion of Precision from an income fund structure to a corporate structure) (the “Original DSUs”) valued at $60,000 pursuant to Precision’s original deferred trust unit plan. Non-employee Directors were also entitled to elect to receive all or a portion of their annual retainer fees for Board and Committee membership, and their Board and Committee meeting fees in the form of Original DSUs. See “Compensation Discussion and Analysis – Original Deferred Share Unit Plan Administration Details” for a summary of the principal terms of Precision’s original deferred trust unit plan.

Director Compensation Table

The following table sets forth the annual compensation received by each non-employee Director for the year ended December 31, 2010.

		Trust Unit or	All other
	Fees earned(1)	Share-based	compensation(3)	Total compensation
Name	($)	grants(2)	($)	($)

Frank M. Brown(4)	22,115	21,758	1,000	44,873
William T. Donovan	87,741	60,000	4,000	151,741
W.C. (Mickey) Dunn	75,000	60,000	2,000	137,000
Brian A. Felesky, CM, Q.C.	0	126,250	2,000	128,250
Robert J.S. Gibson	70,104	100,000	2,000	172,104
Allen R. Hagerman	45,416	107,500	2,000	154,916
Stephen J.J. Letwin	0	123,750	5,000	128,750
Patrick M. Murray	64,791	100,000	5,000	169,791
Frederick W. Pheasey	0	128,437	2,000	130,437
Robert L. Phillips, Q.C.	230,000	60,000	2,000	292,000
Trevor M. Turbidy	0	131,491	6,000	137,491

Notes:

(1)	Includes portion of annual retainer, meeting and other fees paid to the Director in cash.

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(2)	Includes annual equity compensation and portion of annual retainer, meeting and other fees which the Director elected to receive in the form of deferred trust units or deferred share units.

(3)	Represents travel fees paid to Directors, as applicable.

(4)	Frank M. Brown retired as a Director effective May 11, 2010.

Director Ownership Guidelines

Following a review and analysis of ownership guidelines currently in place with entities similar in size and structure to us, the Board increased its ownership guidelines. Under the revised guidelines, Directors are expected to own Precision Shares equal to at least two times the amount of their respective annual retainer and have four years from February 2010 or their appointment to accumulate the Precision Shares in accordance with these guidelines. In evaluating adherence to the guidelines, we use the higher of the actual purchase cost and the current market value of the Precision Shares to determine ownership positions. Precision only considers actual Precision Shares held through direct or beneficial ownership of Precision Shares.

Market value is calculated at the April 1, 2011 closing price on the TSX of $13.41 per Precision Share.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the persons who are proposed Directors is, or has been within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company, including Precision, that, while such person was acting in that capacity, was the subject of (i) a cease trade order, (ii) a similar order to a cease trade order or (iii) an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of (i) a cease trade order, (ii) a similar order to a cease trade order or (iii) an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days, which resulted from an event that occurred while that person was acting in such capacity.

In addition, except as set forth below, none of the persons who are proposed Directors is, at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company, including Precision, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets:

•	Mr. Turbidy was chief financial officer of Trico Marine Services, Inc. (“Trico”) from August 2003 to August 2005. On December 21, 2004, Trico filed “prepackaged” voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York to restructure and substantially reduce Trico’s debt, strengthen its balance sheet and increase its liquidity. Trico emerged from bankruptcy proceedings on March 15, 2005.

•	Mr. Murray was a director of Rancher Energy Corp. (“Rancher”) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has announced that it will be operating its business as “debtor-in-possession” under the jurisdiction of the court and in accordance with the applicable provisions of the Bankruptcy Code, as it attempts to resolve its liquidity problems and develop a reorganization plan.

•	At the request of the shareholders and with the consent of the majority of creditors, Mr. Gibson became the sole director of 358427 Alberta Ltd. (“358427”) in 1995. 358427 was insolvent at the time of Mr. Gibson’s appointment as director. Mr. Gibson managed the liquidation of the assets of 358427 with the general consent of the creditors of 358427. In order to resolve a dispute relating to certain assets of 358427, a bankruptcy petition was filed with the consent of all interested parties. The dispute was subsequently resolved in 2005 by negotiation between the parties.

•	Mr. Gibson was a member of the board of directors of International Utility Structures Inc. (“IUSI”) from February 1994 until November 2003. In August 2003, IUSI was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. IUSI

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obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) for the purpose of restructuring its affairs in an orderly manner. A Chief Restructuring Officer was appointed for IUSI which proceeded to restructure IUSI’s business and affairs under CCAA protection.

•	Mr. Pheasey was a member of the board of directors of Global Dewatering Ltd. (“GDL”), the general partner of Global Dewatering Limited Partnership No. 1 (“GDLP”), as well as the largest unsecured and secured creditor of GDL and GDLP, when a trustee was appointed of the business of GDL and GDLP under the Bankruptcy and Insolvency Act (Canada) in order to maximize the recovery from work in progress and sell the business conducted by GDLP as a going concern. The trustee operated the business of GDLP from July 23, 2003 to August 10, 2003, following which the assets and operations of GDLP were turned over to a receiver-manager appointed by Mr. Pheasey as secured creditor.

None of the persons who are proposed Directors have, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the persons who are proposed Directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed Director.

Appointment of Auditor

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as auditor of Precision to hold office until the next annual meeting of Precision. KPMG LLP was appointed as auditor of Precision Drilling Trust, our predecessor, on October 31, 2005.

You can vote for reappointing KPMG LLP to be our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the re-appointment of KPMG LLP as auditors of Precision, to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Representatives of KPMG LLP are expected to be present at the Meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Auditor Independence

We understand that auditor independence is an essential element to maintaining the integrity of Precision’s financial statements. Our Audit Committee has responsibility to oversee the external auditor.

The Canadian securities regulators have passed rules which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. We are also subject to the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the accounting and corporate governance rules adopted by the SEC under the Sarbanes-Oxley Act, which specify certain services the external auditors may not provide. We comply with all such rules which are applicable in Canada and in the U.S.

In response to legislative and regulatory requirements regarding auditor independence, our Audit Committee adopted a policy that requires pre-approval by the Audit Committee of any audit or non-audit services to be provided by the auditors. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to us in the most efficient and economical manner. The Board believes that it is appropriate for Precision to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The Audit Committee believes that this policy will protect Precision from the potential loss of independence of the external auditors. Further information regarding the pre-approval policies and procedures of the Audit Committee is set forth in our annual information form for the year ended December 31, 2010 (the “AIF”) which is available on our website at www.precisiondrilling.com, on SEDAR at www.sedar.com and will be provided free of charge to any Shareholder upon request to the Corporate Secretary, at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403-716-4500, facsimile copy at 403-264-0251, or email at corporatesecretary@precisiondrilling.com.

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The Audit Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and Precision that may impact the auditors’ independence and objectivity.

Fees Billed by Auditors

The following table provides information about fees billed to us and our affiliates for professional services rendered by KPMG LLP, our external auditor, during fiscal 2010 and 2009:

Years ended December 31,	2010	2009

	(in thousands of Canadian dollars)

Audit fees	$2,038	$2,308
Audit-related fees	0	0
Tax fees	528	515
All other fees	178	181

Total	$2,744	$3,004

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees. There were no such fees incurred in 2009 or 2010.

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2010 and 2009 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for us and our subsidiaries, expatriate tax compliance matters and general tax advice.

Other fees consist of services provided for translation of financial information to French, and advice as to the application of International Financial Reporting Standards (“IFRS”).

Approval of a New Deferred Share Unit Plan

We are proposing to establish a deferred share unit plan (the “New DSU Plan”), which will be effective January 1, 2012, to replace our existing deferred share unit plan which was established for Precision Drilling Trust prior to its conversion to a corporation on June 1, 2010. Grants of DSUs under the prior plan will continue for 2011 and the prior plan will remain in effect but no further deferred share units will be granted under its terms once the New DSU Plan is effective on January 1, 2012. The New DSU Plan requires non-employee Directors to receive a portion of their Director’s fees in the form of deferred share units and permits non-employee Directors to elect to receive deferred share units in lieu of all or a portion of the remaining portion of their Director’s fees. Deferred share units will not be paid out until termination of service on the Board and will be paid out in either the form of cash or Precision Shares at that time. A copy of the New DSU Plan is available and will be provided free of charge upon request to the Corporate Secretary, at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403-716-4500, facsimile copy at 403-264-0251, or email at corporatesecretary@precisiondrilling.com.

Grants of New DSUs

A deferred share unit (a “New DSU”) is a phantom unit accounted for on our books, the value of which on any particular date is equal to the fair market value of a Precision Share. A New DSU gives the Director a right to settlement of that New DSU (i.e. a right of redemption and payout) after the Director ceases to be a Director (and is not an employee of Precision or an affiliate).

Under the New DSU Plan, a certain percentage, determined by resolution of the Board, of the annual retainer payable to Directors will automatically be satisfied in the form of New DSUs if such Directors are not in compliance with our Precision Share ownership guidelines for Directors. In addition, a Director may elect to receive 0%, 50% or 100% of his or her annual cash retainer (other than the portion automatically satisfied in New DSUs) in the form of New DSUs. The number of New DSUs granted each quarter is calculated by dividing the electing Director’s quarterly remuneration to be settled in New DSUs by the weighted average closing price of the Precision Shares on the TSX on the five trading days immediately following the date the Director’s compensation is converted into New DSUs (generally the last business day of each quarter). The New DSU Plan provides that elections in relation to the operation of the New DSU Plan by participants may not

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be made during any blackout period under our insider trading policy. In the event that an election would otherwise be required to be made within a blackout period, the deadline for making such election will be extended to the 10th business day following the expiry of the blackout period; provided that, if the blackout period continues to and includes December 31 of a calendar year, no election may be made in respect of the subsequent calendar year.

The New DSUs will vest immediately upon grant and entitle the Director to receive a payment on up to two payout dates specified by the Director (which date may be no earlier than the date on which a Director ceases to be a Director and no later than December 15 of the first calendar year commencing thereafter) that is equal to an amount determined by multiplying the number of New DSUs by the weighted average closing price of the Precision Shares on the TSX for the five trading day period immediately preceding the applicable payout date.

In addition to New DSUs granted in respect of the automatic New DSU retainers and the electable New DSU retainers, the Compensation Committee or the Board may grant further “discretionary” New DSUs to an eligible Director in such number as it considers appropriate, in respect of the services the Director renders to us as a member of the Board.

Only non-employee Directors are eligible to receive New DSUs under the New DSU Plan. If a non-employee Director becomes an employee of Precision or an affiliate while remaining a Director, the eligibility of such Director to participate in the New DSU Plan shall be suspended effective the date of commencement of such employment, and shall resume upon the termination of such employment provided that he or she continues to be a Director.

New DSUs are non-transferable, and the rights of Directors under the New DSU Plan are not assignable by Directors, however the New DSU Plan provides that certain rights may pass to a Director’s beneficiary or estate upon the death of the Director.

Redemption of New DSUs

The New DSU Plan provides that cash payments in respect of redeemed New DSUs are to be equal to the number of New DSUs recorded in the participant’s DSU account on the payment date multiplied by the weighted average closing price of the Precision Shares on the TSX over the five trading days immediately preceding the payment date.

When a Director ceases to be either a director or an employee of Precision or any affiliate (the “DSU Termination Date”), a Director may elect up to two dates for redemption and which must not occur before the Director’s DSU Termination Date, fall within a blackout period prescribed by our insider trading policy, or be later than December 15 of the first calendar year following the year of the Director’s DSU Termination Date. Where a Director fails to elect a redemption date, the New DSUs will be redeemed on a single redemption date which is six months after the Director’s DSU Termination Date.

We have the sole discretion, so long as there is a public market for the Precision Shares, to make the redemption payment in the form of Precision Shares. These Precision Shares may be purchased on the open market by an independent broker, using the cash (after deduction of applicable withholding taxes) that would otherwise have been payable to the Director, or issued by us from treasury at a subscription price per Precision Share equal to the fair market value of the Precision Shares.

In the event of a participating Director’s death, all New DSUs then credited to the Director’s DSU account shall be redeemed and shall become payable to the Director’s designated beneficiary, or to such Director’s estate if no beneficiary has been designated, and the Director’s participation in the New DSU Plan shall be terminated.

The aggregate number of Precision Shares available for issuance from treasury to Directors under the New DSU Plan is limited to a maximum of one percent of the issued and outstanding Precision Shares. The aggregate number of Precision Shares issuable to Directors under the New DSU Plan, when combined with the Precision Shares issuable to our insiders under all of our other compensation arrangements that provide for the issuance of Precision Shares from treasury, may not exceed 10% of the issued and outstanding Precision Shares. The aggregate number of Precision Shares issued to Directors under the New DSU Plan, when combined with all Precision Shares issued under all of our other compensation arrangements that provide for

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the issuance of Precision Shares from treasury, may not exceed 10% of the issued and outstanding Precision Shares issued within a one year period.

Adjustments

If a cash dividend is paid on the Precision Shares, the DSU account of each Director shall be credited with additional New DSUs as of the record date for the payment of such dividend. New DSUs may also be adjusted if there is a subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Precision Shares; or a consolidation, amalgamation, arrangement or other form of business combination of Precision with another person, or a sale, lease or exchange of all or substantially all of our property or other distribution of our assets to Shareholders, other than the payment of dividends in respect of the Precision Shares in the ordinary course. In such a case, the DSU account of each Director and the New DSUs outstanding under the New DSU Plan shall be adjusted in such manner, if any, as we may, in our discretion, deem appropriate to preserve, proportionally, the interests of Directors under the New DSU Plan.

Amendment and Termination

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the Board may amend or terminate the New DSU Plan at any time, without Shareholder approval, provided that any amendment of the New DSU Plan shall be such that the New DSU Plan and any New DSUs continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada). Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to New DSUs to which the Directors are then entitled under the New DSU Plan. If the New DSU Plan is terminated, all New DSUs already granted will continue to exist and be redeemed in accordance with the New DSU Plan, until no further New DSUs remain outstanding. However, no additional New DSUs shall be granted after termination of the New DSU Plan.

Effective Date

If approved at the Meeting, the New DSU Plan will come into effect on January 1, 2012. The New DSU Plan will be reviewed periodically by the Compensation Committee and the Board to determine its ability to continue to meet our business objectives.

Deferred Share Unit Plan Resolution

The Board recommends that you vote FOR the New DSU Plan resolution set forth below. You can vote for or against the resolution approving the New DSU Plan. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the resolution approving the New DSU Plan.

The following is the text of the resolution to be considered by the Shareholders at the Meeting:

“BE IT RESOLVED that:

1.	The adoption by Precision Drilling Corporation of the deferred share unit plan substantially as described in the information circular dated April 1, 2011, is hereby approved.

2.	The Board may revoke this resolution before it is acted upon, without further approval of the Shareholders.

3.	Any one or more directors or officers of Precision, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the plan referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

Shareholder approval of the New DSU Plan is required under the rules, regulations and policies of the TSX. To pass, this resolution must be approved by a simple majority of more than 50% of the votes cast by the Shareholders who are present in person or represented by proxy at the Meeting.

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Shareholder Advisory Vote on Approach to Executive Compensation (“Say-on-Pay”)

The Board recommends that you vote FOR the following advisory resolution. You can vote for or against this resolution. Unless otherwise instructed, the persons named in the Proxy Form will vote FOR the advisory resolution.

The Board believes in a constructive dialogue on compensation and other important governance topics with our Shareholders, to whom we are ultimately accountable. In 2011, the Board adopted a policy to hold at each annual meeting a non-binding advisory vote on our approach to executive compensation as disclosed in the management proxy circular. It is the Board’s intention that this Shareholder advisory vote will form an important part of the ongoing process of engagement between Shareholders and the Board on compensation.

The Board urges you to consider the following factors, which we believe demonstrate our commitment to a compensation structure which attracts and maintains an excellent Management team who are aligned with Shareholders’ interests. The points below are described in more detail in our 2010 Compensation Discussion and Analysis section starting on page 23 of this Circular. We hope you will review this information in detail before voting on this matter and, if there are specific concerns you wish to discuss, contact the Board by writing to the Chair as described on page 1 of this Circular:

•	Our strong performance in 2010 exceeded most of the financial and operational targets we set at the beginning of the year;

•	2010 marked the launch of several strategic initiatives including our conversion from a trust to a growth-oriented corporate structure, expanding our vertical integration business model to support U.S. operations, developing our directional drilling business line, creating infrastructure to expand drilling internationally and completions & well servicing in the U.S.;

•	Our total shareholder return (“TSR”) for 2010 is 25%;

•	Named executive officers (“NEOs”) compensation packages were reviewed with the assistance of Mercer, resulting in the alignment of base salaries at the median or below (the President and CEO’s 2011 base salary is slightly above the 25th percentile), a removal of the short-term incentive plan (“STIP”) cap for the benefit of all participants in the plan and a decrease in STIP targets for the NEOs;

•	We have assessed and will be implementing claw-back provisions;

•	Precision Share ownership requirements were increased, with 3 times base salary expected for the CEO; and

•	Executive employment agreements are not triggered by a change of control.

The following is the text of the resolution to be considered by Shareholders at the Meeting:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2011 Annual and Special Meeting of Shareholders.”

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of our other engagement activities. In the event that a significant number of Shareholders oppose the resolution, the Board will consult with our Shareholders to understand their concerns and will review our approach to compensation in the context of these concerns.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis (“CD&A”) describes our executive compensation program for 2010 and certain revisions to our 2011 program. Our compensation programs are designed to attract, motivate and retain executives who lead our business in delivering High Performance, High Value services to our customers and ultimately deliver value to our Shareholders over the long-term. This CD&A reviews how the Compensation Committee determined the compensation for the following NEOs:

•	Kevin A. Neveu: President and Chief Executive Officer (“CEO”)

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•	Robert J. McNally: Executive Vice President and Chief Financial Officer (“CFO”)

•	Douglas J. Strong: President, Completion and Production Services

•	Gene C. Stahl: President, Drilling Operations

•	Darren J. Ruhr: Vice President, Corporate Services

The conversion of Precision from an income trust structure to a corporate structure was approved on May 10, 2010 at our Annual & Special Meeting and became effective June 1, 2010. The Compensation Committee, in consultation with its advisors, confirmed that the conversion would not trigger the change of control provisions under any employment agreements or long-term incentive plans. All outstanding grants under our long-term incentive plans were rolled over into economically equivalent grants under the new corporate structure and the associated plan documents were revised to account for the new corporate structure.

Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic down-turn and financial challenges of 2009. In addition, during 2010 we were successful with several strategic initiatives including: continued focus on our High Performance, High Value organic growth initiatives by securing contracts for 9 new build rigs and 12 rig upgrades, strategic market repositioning to capture emerging oil activity opportunities shifting operations and rigs to oil and liquids-rich gas plays, refinancing and significantly improving our capital structure while lowering interest expense, implementing strategic employee Talent and Performance Management processes, implementing the CEO, NEOs and Senior Manager Succession Plan, and recruiting and appointing key executives for finance and operations. We also implemented a comprehensive enterprise-wide legal, ethics, HSE policy compliance and certification process, which reinforces risk accountability and compliance throughout all levels of our organization on a quarterly basis. Please see the “Management’s Discussion & Analysis” section of our 2010 Annual Report for further information on our 2010 results.

Based on recommendations provided by the Compensation Committee in consultation with Mercer, the Compensation Committee’s compensation consultant, the Board approved the following executive compensation decisions in 2010:

•	Adjusted the base salary of the CEO to be slightly below the 25th percentile, and his total direct compensation to be slightly below the median, of our compensation comparator group.

•	Increased base salaries of the other NEOs and reduced their STIP targets to realign NEO compensation to be closer to the median compensation offered by our comparator group.

•	Determined that the level of funding for the 2010 STIP bonus pool based on 2.5% operating earnings (“EBIT”) was inappropriate given our strong performance against the metrics and achievement of strategic objectives and used our discretion to increase the STIP bonus pool to 3.1% of EBIT.

•	Increased the share ownership requirement for the CEO to three times his annual base salary from two times. The requirement for other NEOs was increased to two times annual base salary from one times.

•	Approved the appointments of Robert McNally as CFO after a thorough search process and Douglas Strong as President, Completion and Production Services in July 2010.

•	Based on recommendations provided by the Compensation Committee in consultation with Mercer, the Board also approved the following executive compensation decisions in February 2011:

°	Approved base salary increases of 2% for each of the NEOs.

°	Approved long-term incentive plan (“LTIP”) grants consisting of approximately 50% Options and 50% PSUs in terms of value for the CEO, CFO, President, Drilling Operations and President, Completion and Production Services and a grant consisting of approximately 25% RSUs, 25% PSUs and 50% Options in terms of value for the Vice President, Corporate Services.

°	Reviewed the design of the STIP and determined that it was appropriate to remove the 2.5% EBIT cap to ensure awards are aligned with performance achieved against predetermined corporate financial and operational metrics as well as an assessment of individual performance.

°	Reviewed the design of the PSU Plan and determined that, for the 2011 PSU grants, it was appropriate to remove the discretionary threshold on average return on capital which may reduce the payout to the participant by one-half if the threshold is not attained, and to continue to measure our relative total Shareholder return performance.

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The following table provides information on the total compensation received by our NEOs for the past three years along with information about our 2011 compensation known to date such as long-term incentives that were granted on February 9, 2011. Please see the Summary Compensation Table for additional information about the compensation of our NEOs.

	2008	2009		2010		2011
	($)	($)		($)		($)(11)
Kevin A. Neveu – President and Chief Executive Officer
Base Salary Earned	500,000	500,000		603,366		635,479
Short-Term Incentive Plan(2)	0	500,000		351,460		TBD
Legacy LTIP(1)	1,200,000	—		—		—
Restricted Share Units(1)	—	436,410		421,769		—
Performance Share Units(1)	—	436,410		651,981		942,732
Options(1)	—	436,198		844,406		942,288
Pension Value(4)	10,500	11,000		11,225		TBD
All Other Compensation(5)(6)	6,488	6,488		6,600		TBD

Total Compensation	1,716,988	2,326,506		2,890,807

Robert J. McNally – Executive Vice President and Chief Financial Officer(7)
Base Salary Earned				157,774		355,868
Short-Term Incentive Plan(2)(8)				222,828		TBD
Restricted Share Units(1)				1,503,602		—
Performance Share Units(1)				864,571		347,354
Options(1)				544,905		337,631
Pension Value(4)				—		TBD
All Other Compensation(5)(6)				73,258		TBD

Total Compensation				3,366,938

Douglas J. Strong – President, Completion and Production Services
Base Salary Earned	231,911	252,000		303,904		330,030
Short-Term Incentive Plan(2)	291,400	252,000		210,286		TBD
Legacy LTIP(1)(3)	200,000	600,000		200,000		—
Restricted Share Units(1)	—	193,050		154,620		—
Performance Share Units(1)	—	193,050		240,520		345,564
Options(1)	—	172,253		272,389		344,949
Pension Value(4)	10,500	11,000		11,225		TBD
All Other Compensation(5)(6)	5,291	5,524		5,341		TBD

Total Compensation	739,102	1,678,877		1,398,285

Gene C. Stahl – President, Drilling Operations
Base Salary Earned	257,675	282,335		362,776	(9)	355,868
Short-Term Incentive Plan(2)	351,014	194,140	(10)	158,487		TBD
Legacy LTIP(1)(3)	250,000	750,000		250,000		—
Restricted Share Units(1)	—	193,050		152,668		—
Performance Share Units(1)	—	193,050		237,483		347,354
Options(1)	—	172,253		268,950		337,631
Pension Value(4)	10,500	11,000		2,480		TBD
All Other Compensation(5)(6)	5,596	5,876		27,497		TBD

Total Compensation	874,785	1,801,704		1,460,341

Darren J. Ruhr – Vice President, Corporate Services
Base Salary Earned	201,635	205,000		246,346		259,192
Short-Term Incentive Plan(2)	274,675	135,000		119,170		TBD
Legacy LTIP(1)(3)	200,000	352,500		166,750		—
Restricted Share Units(1)	—	128,700		85,900		99,180
Performance Share Units(1)	—	128,700		133,145		99,180
Options(1)	—	132,503		194,564		197,046
Pension Value(4)	10,082	10,250		11,225		TBD
All Other Compensation(5)(6)	4,762	4,874		4,847		TBD

Total Compensation	691,154	1,097,527		961,947

Notes:

(1)	The amounts for 2010 and 2009 represent the grant date fair value of 2010 and 2009 RSU, PSU and Option awards. U.S. dollar amounts were converted to Canadian dollars using the February 11, 2010 exchange rate of 1.0523 for 2010 awards and May 6, 2009

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exchange rate of 1.1731 for 2009 awards for all NEOs with the exception of Mr. McNally. Mr. McNally’s 2010 award was converted to Canadian dollars using the July 19, 2010 exchange rate of 1.0559. The amounts for 2008 represent the grant date fair value of the 2008 Retention Awards under the Legacy LTIP for Messrs. Neveu, Strong, Stahl and Ruhr.

(2)	The amounts represent the bonus amounts earned during the year indicated and relate to performance criteria which were met for that year, but the cash amounts, as applicable, are paid during the subsequent year and include amounts related to the STIP for 2010 and 2009, and both the APIP and PSP for years prior to 2009.

(3)	The amounts for 2010 and 2009 represent the payments received under the Legacy LTIP Retention Awards granted in 2007 and 2006, respectively, for Messrs. Strong, Stahl and Ruhr.

(4)	The amounts represent the employer matching contributions under the DCPP. Mr. McNally does not participate in the DCPP.

(5)	The amounts include employer contributions provided under the 401(k) plan and the employer portion of benefits premiums for Messrs. McNally and Stahl.

(6)	The value of perquisites and other personal benefits received by each NEO did not exceed the lesser of $50,000 or 10% of the annual base salary of the NEO.

(7)	Mr. McNally was appointed Executive Vice President and Chief Financial Officer effective July 19, 2010. His base salary and all other compensation amounts reflect the length of time of his employment with us and were converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767, unless otherwise noted.

(8)	Mr. McNally joined us on July 19, 2010 and was provided with a one-time signing bonus of U.S.$150,000 which was paid in addition to, and concurrently with, his 2010 STIP award of U.S.$78,144. The total amount of U.S.$228,144 was converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

(9)	Mr. Stahl’s base salary earned for 2010 was U.S.$352,244. This amount was converted to Canadian dollars using the 2010 average exchange rate of 1.0299.

(10)	Mr. Stahl’s 2009 STIP award was U.S.$170,000. This amount was converted to Canadian dollars using the 2009 average exchange rate of 1.1420.

(11)	The Base Salary Earned amounts shown for 2011 were estimated and reflect the base salary increases for the NEOs which were effective March 1, 2011. The amounts for 2011 RSU, PSU and Option awards represent the grant date fair values. U.S. dollar amounts were converted to Canadian dollars using the February 9, 2011 exchange rate of 0.9947.

At the end of 2010, we had approximately 6,584 employees, including 685 in salaried non-field positions. Approximately 647 salaried employees participated in the STIP and 365 salaried employees participated in the LTIP in 2010.

Executive Compensation Program

Philosophy

Our compensation philosophy is to attract and retain high performing executives by ensuring that:

•	compensation programs support the achievement of our short and long-term strategies and align the interests of our executives with growth in Shareholder value;

•	the design of compensation programs supports our values and culture;

•	compensation opportunities are competitive and reward achievements of both corporate and individual performance, without subjecting us to excessive or unnecessary risk; and

•	compensation programs are viewed as fair and reasonable by Shareholders and regulators, and bear a solid relationship to our financial performance and strength.

Our strategy is to increase net earnings and create Shareholder value through excellence in customer service, organic growth in high performance capabilities, and growth through acquisition and business line diversification. We pride ourselves on having a strong pay-for-performance culture that starts with our senior Management and NEOs but is strongly embraced by our entire organization. Our programs create a clear and direct linkage between compensation and the achievement of business objectives, in the short, medium and long-term, by providing an appropriate mix of fixed versus at-risk compensation, and immediate income versus future income linked to our share price performance.

Our executives participate in the same compensation programs provided to our salaried employees, which consists of base salary, short-term cash incentives, longer-term share-based incentives, pension and other benefits.

We target base salaries at or slightly below the median against a comparator group of public companies. Our short-term incentive plan is designed to reward the annual achievement of performance relative to company-wide financial and operational metrics, as well as individual performance. Our long-term incentive plans are designed to align the interests of executives with Shareholders by rewarding for growth in Shareholder

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value, and to retain executives in a competitive and highly cyclical environment. Total compensation, including annual and long-term incentives, is targeted at the median for typical/median performance and at or above the 75th percentile for exceptional corporate and individual performance. Actual pay positioning for each executive is based on demonstrated performance, leadership and management skills, experience, education, succession planning considerations, competitive pressures and internal equity.

The table below shows the key components of our compensation programs and their respective form and performance period:

Elements	Component	Form	Performance Period
Base Salary	Fixed amount	Cash	One year

Short-Term Incentives	At-risk, based on corporate and individual performance	Cash	One year

Long-Term Incentives	At-risk, based on share price performance	Restricted Share Units which are settled in cash	Three years

	At-risk, based on performance against comparator group and share price performance	Performance Share Units which are settled in cash	Three years

	At-risk, based on appreciation of share price	Options	Seven years

We consider our short-term incentive plan and long-term incentive plans, consisting of RSUs, PSUs and Options, as “at-risk” compensation.

Executive Share Ownership Guidelines

We have guidelines for our senior executives to own Precision Shares. These guidelines reflect our belief that equity ownership by executives further aligns the interests of Management with those of our Shareholders.

The Compensation Committee, with the assistance of Mercer, reviewed our ownership guidelines relative to comparable Canadian companies. In February 2010, the Compensation Committee recommended, and the Board approved, an increase to the ownership guidelines. Under the revised guidelines, the CEO is expected to own Precision Shares with a value equal to at least three times his annual base salary. The CFO and other officers are expected to own Precision Shares with a value equal to at least two times their annual base salary. Vice Presidents who are not corporate officers are expected to own Precision Shares with a value equal to at least the amount of their annual base salary. Executives have five years from February 2010 or their appointment to an executive position, whichever is later, to accumulate the Precision Shares in accordance with these guidelines.

In calculating the value of Precision Shares held by an executive for purposes of evaluating adherence to the guidelines, we use the higher of the actual purchase cost, or the current market value of the Precision Shares to determine the executive’s ownership position. In determining Precision Share ownership, we only consider actual Precision Shares held and therefore do not include RSUs, PSUs or Options.

Under the previous guidelines, the CEO was expected to own Precision Shares with a value equal to at least two times his annual base salary. The CFO and other officers were expected to own Precision Shares with a value equal to at least one times their annual base salary.

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The following table summarizes the targets and actual ownership in Precision Shares as a multiple of base salary for the NEOs (as at December 31, 2010):

Named Executive Officer	2010 Target Share Ownership	Actual Share Ownership	Meets Guidelines
Kevin A. Neveu	3x annual base salary	193,156	Yes
President and CEO

Robert J. McNally	2x annual base salary	0	See Note (1)
Executive Vice President and Chief Financial Officer

Douglas J. Strong	2x annual base salary	35,729	Yes
President, Completion and Production Services

Gene C. Stahl	2x annual base salary	53,729	Yes
President, Drilling Operations

Darren J. Ruhr	2x annual base salary	11,525	See Note (2)
Vice President, Corporate Services

Notes:

(1)	Mr. McNally joined Precision on July 19, 2010 and has until July 19, 2015 to meet the share ownership guideline.

(2)	Mr. Ruhr met the requirements under the previous guideline of one times his annual base salary. He has until 2015 to meet the new guidelines.

Compensation Consultant

The Compensation Committee has retained the services of Mercer, an external executive compensation consultant, to assist and advise the Compensation Committee in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. In 2010, the support provided by Mercer consisted of:

•	providing compensation benchmark market data, industry trends and issues;

•	reviewing and revising comparator groups;

•	reviewing executive share ownership guidelines;

•	reviewing director compensation;

•	reviewing and advising on compensation for the NEOs and other executives;

•	advising on compensation-related governance matters;

•	reviewing the Compensation Discussion and Analysis section of this Circular; and

•	attending Compensation Committee meetings, as required.

The Compensation Committee pre-approves the provision of all services provided by Mercer to ensure they do not compromise Mercer’s objectivity. The total fees paid to Mercer for the past three years are as outlined below:

	Services to the Compensation	Pension & Benefits Consulting
Year	Committee	Services
2010	$85,000	$58,000

2009	$181,900	$17,900

2008	$231,400	—

The higher fees paid to Mercer in 2008 and 2009 were associated with the redesign of our short and long-term incentive plans.

Competitive Positioning

We review our compensation for NEOs and other executives against a group of comparator companies. In 2009, with the assistance of Mercer, the Compensation Committee established the comparator group of companies with whom we compete with for executive talent and includes contract drilling or well servicing

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companies, offshore drilling companies and companies from the broader oilfield services industry. The Compensation Committee took the following factors into consideration when selecting the comparator group:

•	Revenue;

•	Assets;

•	Total employees;

•	Market capitalization;

•	Enterprise value;

•	Geographic footprint; and

•	Complexity of their service offerings.

The Compensation Committee, with the assistance of Mercer, reviewed the comparator group in 2010 and determined that it was still appropriate to use for 2010 compensation planning purposes. The comparator group of companies and their associated data points as at December 31, 2010 are shown below:

							Period Ending
All values in Cdn$ millions							December 31, 2010

	Revenue	Total	Employees	Mkt. Cap.	Enterprise	Geographic	1-yr	3-yr	5-yr
Company Name	(1)	Assets(1)	(1)	(2)	Value(2)	Footprint	TSR(3)	TSR(3)	TSR(3)

Basic Energy Services Inc.	$527	$1,040	3,800	$680	$1,083	United States	85%	-9%	-4%
Complete Production Services	$1,056	$1,589	5,235	$2,302	$2,809	North America	127%	18%	n/a
Ensco International Inc.	$1,946	$6,747	3,585	$7,607	$6,968	International	37%	-3%	4%
Ensign Energy Services Inc.(4)	$1,138	$2,128	7,095	$2,300	$2,356	International	3%	2%	-7%
Flint Energy Services Ltd.(4)	$1,877	$975	10,280	$829	$905	North America	88%	0%	-1%
Helmerich & Payne	$1,894	$4,161	5,384	$5,138	$5,422	International	22%	7%	10%
Hercules Offshore Inc.	$743	$2,277	2,200	$399	$1,128	International	-27%	-47%	-34%
Key Energy Services, Inc.	$1,079	$1,664	8,470	$1,836	$2,322	United States	48%	-3%	-1%
Parker Drilling Co.	$753	$1,243	2,372	$531	$953	International	-8%	-15%	-16%
Patterson-UTI Energy, Inc.	$782	$2,662	4,200	$3,321	$3,347	North America	42%	5%	-6%
Pioneer Drilling Co.	$326	$823	1,700	$477	$743	International	12%	-9%	-13%
Pride International Inc.	$1,594	$6,143	3,550	$5,799	$7,031	International	3%	1%	3%
Rowan Cos.	$1,770	$5,211	4,846	$4,406	$4,979	International	54%	-4%	0%
Superior Energy Services, Inc.	$1,449	$2,517	4,800	$2,758	$3,591	International	44%	1%	11%
Trican Well Service Ltd.(4)	$811	$1,030	2,794	$2,898	$2,964	International	44%	2%	-6%
Trinidad Energy Services Ltd.(4)	$583	$1,624	2,038	$761	$1,323	International	-8%	-12%	-11%
Unit Corp.	$703	$2,228	1,416	$2,226	$2,360	United States	9%	0%	-3%

Average	$1,119	$2,592	4,339	$2,604	$2,958		34%	-4%	-5%

Precision Drilling Corporation	$1,197	$4,192	5,380	$2,646	$3,122	North America	25%	-9%	-18%

Notes:

(1)	2009 annual revenue, total assets and employees.

(2)	Market capitalization and enterprise value at December 31, 2010.

(3)	TSR denotes annualized Total Shareholder Return, or change in share price adjusted for dividends.

(4)	These companies were excluded in determining CEO compensation. Please see the Compensation of the Chief Executive Officer section beginning on page 39 for more information.

In circumstances where equivalent executive positions are not disclosed in the proxy data, we use third party compensation surveys and extract relevant data from other similarly-sized energy sector companies, generally measured in terms of revenue.

Role of Management in Determining Compensation

The CEO participates in the compensation design process by providing recommendations to the Compensation Committee with respect to the other executives and recommends to the Compensation Committee the specific performance targets to be used for the various incentive plans. The Vice President, Corporate Services assists the CEO in developing and presenting Management’s recommendations and supporting material to the Compensation Committee regarding the compensation of the executives.

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Each year, the CEO completes a formal evaluation of the performance of the NEOs. These evaluations are based on the achievement of specific goals established at the beginning of the year for each NEO as well as an assessment of his performance against a matrix used to evaluate all of our salaried employees. The CEO also evaluates NEO performance relative to the achievement of our annual objectives and assesses the leadership of the NEOs in advancing our long-term strategic objectives. The results of these evaluations are shared with the Compensation Committee.

Base Salary

Base salary provides a fixed amount of cash compensation for performing day-to-day responsibilities and reflects the individual’s experience, potential, performance and market competitiveness against our comparator group.

For 2009, in response to the economic uncertainty and the expected decline in demand for drilling services in the short term, we maintained salaries at their 2008 levels for the CEO and all other senior executives, notwithstanding the fact salaries for most of the NEOs were below our target pay positioning. Mr. Stahl received a salary increase effective December 1, 2009 in recognition of his relocation to the United States and his expanded scope and responsibilities as President, Drilling Operations.

In February 2010, the Compensation Committee, with the assistance of Mercer, reviewed the 2010 compensation for the CEO and the other NEOs.

After consideration of Mercer’s analysis, the Compensation Committee recommended and the Board approved base salary increases for the NEOs. For more details of the compensation of the CEO, see “Compensation of the Chief Executive Officer” beginning on page 39 of this Circular. Effective March 1, 2010, the Compensation Committee approved base salary increases for the other NEOs and reduced their 2010 STIP targets to restructure total NEO compensation to be closer to the median of the comparator group. Please see the 2010 NEO STIP Targets section on page 31 of this Circular for more information.

For 2011, upon consultation with Mercer, salary increases of 2 percent were approved for each of our NEOs.

The following table compares the year-end salaries for 2008 through 2010, as well as the new base salary effective March 1, 2011 for each of our NEOs:

	2008 Base	2009 Base	%	2010 Base		%	2011 Base	%
Named Executive Officer	Salary	Salary	Increase	Salary(1)		Increase	Salary(2)	Increase
Kevin A. Neveu	$500,000	$500,000	0%	$625,000		+25%	$637,500	+2%
President and CEO

Robert J. McNally	—	—	—	U.S.$350,000	(4)	—	U.S.$357,000	+2%
Executive Vice President and Chief Financial Officer

Douglas J. Strong	$252,000	$252,000	0%	$325,000	(5)	+29%	$331,500	+2%
President, Completion and Production Services

Gene C. Stahl	$277,000	$350,000 (3)	+26%	U.S.$350,000		0%	U.S.$357,000	+2%
President, Drilling Operations

Darren J. Ruhr	$205,000	$205,000	0%	$255,000		+24%	$260,000	+2%
Vice President, Corporate Services

Notes:

(1)	Base salary increases in 2010 were effective March 1, 2010, unless indicated otherwise.

(2)	Base salary increases in 2011 were effective March 1, 2011, unless indicated otherwise.

(3)	Mr. Stahl received a 26% salary increase effective December 1, 2009 in recognition of his relocation to the United States and his expanded scope and responsibilities as President, Drilling Operations.

(4)	Mr. McNally was appointed Executive Vice President and Chief Financial Officer of Precision on July 19, 2010.

(5)	Mr. Strong received a 19% base salary increase on March 1, 2010 while he was Chief Financial Officer and received a further increase of 8% to $325,000 when he assumed the position of President, Completion and Production Services.

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Short Term Incentive Plan

The STIP is designed to recognize and reward individuals for the annual achievement of performance relative to company-wide financial and operational metrics, as well as their individual performance. Each participant has the opportunity to earn annual cash bonuses that are tied to specified target awards defined as a percentage of their base salary (“STIP Target”). The individual performance component can result in awards ranging from 0% to 50% of STIP Target, while the corporate performance component can range from 0% to 150% of STIP Target, for a total bonus award of up to 200% of STIP Target. The Compensation Committee believes this weighting reinforces our pay-for-performance philosophy by rewarding individual performance while maintaining the emphasis of the program on company-wide performance which promotes our collaborative culture.

The overall STIP bonus pool is capped at 2.5% of EBIT. In the case of the STIP bonus pool funding being insufficient to pay out at target, the individual component is first paid out, and the corporate component reduced. The Compensation Committee may use its discretion to increase or decrease the size of the bonus pool if the Compensation Committee determines that the calculated size of the bonus pool resulted in a significant overpayment or underpayment based on actual performance achieved in the year.

Individual Component

We fully implemented and executed a performance management system in 2010, with all STIP-eligible employees establishing annual performance objectives. These objectives are monitored by managers throughout the year and bonus awards are linked to achievement of the objectives and overall employee performance, with awards for individual performance ranging from 0% to 50% of STIP Target. Managers make recommendations on the awards which are then approved by senior Management. The CEO makes recommendations to the Compensation Committee for each of the other NEO’s awards. The Compensation Committee recommends the CEO’s award and the other NEOs’ awards for final approval by the Board.

Corporate Component

The corporate component is awarded based on our performance relative to company-wide financial and operational metrics and targets which are approved by the Compensation Committee at the beginning of each year. Each metric is weighted and has threshold, plan and stretch objectives. The operational and financial metrics in aggregate will result in awards ranging from 0% to 150% of STIP Target. The operational metrics used are highly descriptive and directly measure our safety, operational and employee retention performance, all of which we consider critical components of our High Performance, High Value competitive strategy. The objectives for each operational metric are established to encourage our NEOs to strive towards achieving high performance results with stretch objectives that are set at a level that requires exceptional performance. These metrics were first introduced in 2009 and we exceeded the plan objectives set for that year. These metrics represent 15% of the CEO’s target cash compensation (base salary plus STIP Target) and 13% of the other NEOs’ target cash compensation. The threshold, plan and stretch objectives for the operational metrics are not disclosed for competitive reasons.

2010 NEO STIP Targets

In 2010, after a review of the compensation for our NEOs, the Compensation Committee realigned the total compensation for each NEO to be closer to the median level of the comparator group. As a result, in conjunction with adjustments to base salaries, the Compensation Committee reduced each NEO’s STIP Target to 75% of base salary from 100%. The CEO’s STIP Target remains at 100% of base salary.

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2010 Corporate Performance

The metrics are as outlined in the table below:

					Range (%
	Threshold	Plan	Stretch	2010 Actual	of STIP	Uncapped
Metric	Objective	Objective	Objective	Performance	Target)	Payout
Return on Capital Employed	8%	14%	26%	6.2%	0% - 45%	0%

EBIT	$137 million	$172 million	$240 million	$253 million	0% - 45%	45%

Safety Performance Mechanical Downtime	Operational metrics are not disclosed as they are critical components of our competitive strategy which we market as part of our High Performance, High Value service offering to new and existing customers. Transparency of these metrics would provide our competitors with direct				0% - 20% 0% - 20%	33%
Employee Retention	access to our competitive advantage.				0% - 20%

					0% - 150%	78%

Following the 2010 year-end, the Compensation Committee reviewed our achievements against the metrics and confirmed that the corporate component uncapped payout was 78% of STIP Target. Consistent with the plan design, the Compensation Committee calculated the STIP bonus pool by applying the 2.5% EBIT cap, resulting in a reduction to the corporate component payout from 78% down to 15% after providing for funding of the individual component. The Compensation Committee determined that this level of funding was inappropriate given our strong performance against the metrics and achievement of strategic objectives and used its discretion to increase the STIP bonus pool to 3.1% of EBIT or approximately $1.6 million, resulting in a corporate component payout of 27% of STIP Target.

Each participant’s award consisted of 27% of STIP Target for the corporate component and 0% to 50% of STIP Target for the individual component based on individual performance.

2010 STIP Awards

The following table shows the actual 2010 and 2009 STIP awards for each NEO:

					Individual
					Component
	2010 Base		Corporate		based on
	Salary		Component		Performance				2009 Actual
	Earned(2)	STIP	(27%)		Assessment		2010 Actual STIP Award ($)(3)		STIP
	In Local	Target	In Local		In Local		In Local	Converted	Award(3)
Named Executive Officer	Currency(1)	(%)	Currency(1)		Currency(1)		Currency(1)	to Cdn$	In Cdn$	% Change
Kevin A. Neveu	603,366	100%	162,908	+	188,552	=	351,460	351,460	500,000	-30%
President and CEO

Robert J. McNally	161,538	75%	32,711	+	45,433	=	78,144(4)	76,323(5)	—	N/A
Executive Vice President and Chief Financial Officer

Douglas J. Strong	303,904	75%	61,541	+	148,745	=	210,286	210,286	252,000	-17%
President, Completion and Production Services

Gene C. Stahl	352,244	75%	71,329	+	82,557	=	153,886	158,487(6)	194,140(7)	-18%
President, Drilling Operations

Darren J. Ruhr	246,346	75%	49,885	+	69,285	=	119,170	119,170	135,000	-12%
Vice President, Corporate Services

Notes:

(1)	The amounts shown are kept in the currency in which each NEO is paid. Amounts for Messrs. McNally and Stahl are in U.S. dollars and amounts for all other NEOs are in Canadian dollars.

(2)	STIP awards are calculated based on base salary earned and reflects base salary changes during the year.

(3)	2009 and 2010 STIP Awards were determined based on actual base salary earned in the respective calendar years and were paid on March 9, 2010 and March 8, 2011, respectively.

(4)	Mr. McNally joined us on July 19, 2010 and was provided with a one-time signing bonus of U.S.$150,000 which was paid in addition to, and concurrently with, his 2010 STIP award.

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(5)	This amount was converted using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

(6)	This amount was converted using the 2010 average exchange rate of 1.0299.

(7)	Mr. Stahl received a 2009 STIP award of U.S.$170,000. This amount was converted to Canadian dollars using the 2009 average exchange rate of 1.1420.

For the 2011 plan, the Compensation Committee, in consultation with Mercer, removed the 2.5% EBIT cap to ensure awards are aligned with performance achieved against the company-wide financial and operational metrics. Mercer’s analysis indicated that our inclusion of a bonus pool cap was not consistent with our pay-for-performance philosophy. Each participant’s maximum bonus opportunity will remain capped at 200% of their STIP Target.

Long-Term Incentive Plans

Restricted Share Units (“RSUs”)

RSUs are notional share-based awards to recognize, retain and motivate key employees to create Shareholder value with payouts that are directly tied to our absolute share value. A plan participant is awarded a fixed number of RSUs that vest equally over three years. On each vesting date we redeem the vested RSUs for cash. The RSU plan is non-dilutive and unvested RSUs are forfeited upon resignation.

Performance Share Units (“PSUs”)

PSUs are notional share-based awards that are designed to recognize, retain, motivate and reward key employees to create Shareholder value relative to industry peers over a three-year period. A plan participant is awarded a fixed number of PSUs that cliff vest at the end of a three-year period. The PSUs are settled in cash, based on the absolute value of Precision Shares multiplied by a payout multiplier. The payout multiplier is determined based on the relative performance of total return to our Shareholders (commonly referred to as Total Shareholder Return or “TSR”) compared to the PSU performance comparator group.

Prior to the grant, the Compensation Committee, with the assistance of Mercer, determines the companies against which our TSR performance will be measured over the three-year performance period. The Compensation Committee recognizes that the PSU Performance Comparator Group may differ from the Compensation Comparator Group, as the group used for competitive executive compensation considerations may differ from the companies with which we compete for investors. The Compensation Committee reviews the appropriateness of the comparator groups annually.

At the end of the three-year performance period, the Compensation Committee reviews our relative TSR and sets the multiplier in accordance with the following:

Ranking	Payout Multiplier
75% or higher ranking among peer group	2.0 times payout
50% (median) ranking among peer group	1.0 times payout
35% ranking among peer group	0.4 times payout
Below 35% ranking among peer group	0 payout

TSR will be adjusted to reflect any distributions or dividends paid and the multiplier will be interpolated for performance in between the ranges in the table and are independently calculated by Mercer and approved by the Compensation Committee. For the 2009 and 2010 PSU grants, the Compensation Committee has the discretion to reduce the plan payout by half if our average return on capital did not exceed 10%.

The Compensation Committee reviews our TSR ranking and average return on capital and recommends the payout multiplier to the Board for final approval. The final payout is based on:

PSU Payout Calculation

Number of PSUs granted to participant	times
Payout Multiplier	times
5-Day Weighted Average Price of Precision Shares*	equals
Payout Amount

*	Weighted average price of one Precision Share for the five trading days prior to the date of vesting.

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2009 PSU Performance Comparator Group

The following table lists the PSU Performance Comparator Group for the 2009 PSU Plan:

2009 PSU Performance Comparator Group

Atwood Oceanics, Inc. Diamond Offshore Drilling Inc. Ensco International Inc. Ensign Energy Services Inc.	Nabors Industries Ltd. Noble Corp. Parker Drilling Co. Patterson-UTI Energy Inc.	Pioneer Drilling Co. Pride International Inc. Rowan Cos. Savanna Energy Services Corp.	Transocean Ltd. Trinidad Energy Services Ltd. Unit Corp. Union Drilling Inc.

To coincide with the grant of Options, the Compensation Committee, upon consultation with Mercer, set the performance period for the 2009 PSU grant from May 6, 2009 to December 31, 2011 (less than 3 years) as the performance period for determination of relative TSR performance. Beginning in 2010, the PSU performance periods were tied to calendar years.

The following graph shows our TSR performance relative to the 2009 PSU Performance Comparator Group for the period from May 6, 2009 to December 31, 2010:

Our TSR for the 20-month period is 95%, which puts us at the 99th percentile of the comparator group and would result in a 2 times performance multiplier before taking into account the average return on capital threshold.

2010 PSU Performance Comparator Group

In 2010, the Compensation Committee reviewed the PSU Performance Comparator Group. As part of its review, the Compensation Committee considered analysis provided by Mercer which indicated that the correlation of TSR between us and onshore companies was higher than offshore companies. For the 2010 PSU Plan, the Compensation Committee determined that it was appropriate to remove offshore drilling companies and add companies from the broader oilfield services sector due to the limited number of onshore drilling companies. The new comparator group increases the alignment with the compensation comparator group and reflects our non-drilling businesses.

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The following table lists the PSU Performance Comparator Group for the 2010 PSU Plan:

2010 PSU Performance Comparator Group

Basic Energy Services	Nabors Industries	Superior Energy Services
Complete Production Services	Parker Drilling	Trican Oilwell Services
Ensign Energy Services	Patterson-UTI Energy	Trinidad Energy Services
Helmerich & Payne	Pioneer Drilling	Union Drilling
Key Energy Services	Savanna Energy Services	Unit Corp

Grants under the 2010 PSU Plan were made on February 11, 2010 during our normal annual LTIP grant cycle. The performance period is from January 1, 2010 to December 31, 2012.

The following graph shows our TSR performance relative to the 2010 PSU Performance Comparator Group for the period from January 1, 2010 to December 31, 2010:

Our TSR for the 12-month period is 33%, which puts it at the 62nd percentile of the comparator group and would result in a 1.48 times performance multiplier before taking into account the average return on capital threshold.

2011 PSU Plan

In early 2011, the Compensation Committee, with the assistance of Mercer, reviewed the PSU Performance Comparator Group and determined that the comparator group used in 2010 should remain unchanged for the 2011 PSU grants. The Compensation Committee also reviewed the design of the PSU Plan and determined that, for the 2011 PSU grant, it was appropriate to remove the discretionary threshold on average return on capital which may reduce the payout to the participant by half if the threshold is not attained. The Compensation Committee noted that our STIP already included a metric on return on capital and Mercer advised that it was uncommon to have this type of reducing factor on a PSU Plan that is designed to measure relative TSR performance.

Stock Options

Options are designed to retain, motivate and reward key employees with an incentive to enhance Shareholder value by providing a form of compensation that is tied directly to increases in the market value of Precision Shares. Options have a seven year term and vest 1/3 each year commencing on the first anniversary date of the grant. The LTIP value for each plan participant is calculated using the industry standard Black-Scholes options pricing model in accordance with Mercer’s recommendations.

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The option plan was approved by Shareholders on May 6, 2009. The aggregate number of Options reserved for issuance is 11,103,253, including provision for issuance of up to 800,000 DSUs to our independent directors. The maximum number of Options that can be issued in any one year may not exceed 1% of the issued and outstanding Precision Shares. The maximum aggregate number of Precision Shares reserved for issuance that may be issued is 2% to any one individual, and 10% to all insiders, of the issued and outstanding Precision Shares. Please see the Employee Stock Option Plan Administration Details section on page 48 of this Circular for more information.

Options that were previously granted to employees are not taken into consideration when new grants are determined.

The following table provides information on the number of Options granted each year since the Option Plan was first implemented:

	2010		2009
		% of Shares		% of Shares
Measure of Dilution	# of Options	Outstanding	# of Options	Outstanding
Annual Grant(1)	2,118,755	0.77	1,929,200	0.70

Options Outstanding(2)	3,723,123	1.35	1,787,700	0.65

Options Available for Grant(3)	6,556,798	2.38	8,515,553	3.09

Overhang(4)	10,279,921	3.73	10,303,253	3.74

Notes:

(1)	Annual Grant represents the total number of options granted under the Option Plan during each respective year.

(2)	Options Outstanding represents the total number of options outstanding (including the annual grant) under the Option Plan at the end of each year.

(3)	Options Available for Grant represents the number of options remaining in the reserve approved by Shareholders and available for grant under the Option Plan at the end of each year.

(4)	Overhang represents the number of Options outstanding plus the number of Options remaining in reserve approved by Shareholders and available for future grants.

None of our NEOs have exercised any of the Options granted to them under the Option Plan.

LTIP Awards

For 2009 and 2010, the mix of the LTIP vehicles granted to our NEOs was generally the same as those provided to other key employees to promote the collaborative orientation of our culture. For 2011, LTIP grants to the CEO, CFO, President, Drilling Operations and President, Completion and Production Services were approximately 50% Options and 50% PSUs in terms of value, with no RSUs awarded to these NEOs.

The following table outlines the LTIP awards granted to our NEOs, including the grants made for the 2011 plan year:

		Grant	RSU Awards	PSU Awards		Option Awards		Total
Named Executive Officer	Grant Date	Price ($)	(Units / $)(1)	(Units / $)(1)		(Units / $)(2)		($)

Kevin A. Neveu	Feb. 9, 2011	10.44	0 / 0	90,300 / 942,732		197,500 / 942,288		1,885,020
President and CEO	Feb. 11, 2010	8.59	49,100 / 421,769	75,900 / 651,981		217,000 / 844,406		1,918,156
	May 6, 2009	5.85	74,600 / 436,410	74,600 / 436,410		164,600 /436,198		1,309,018

Robert J. McNally	Feb. 9, 2011	10.55	0 / 0	33,100 / 347,354	(4)	72,300 / 337,631	(4)	684,986	(4)
Executive Vice President and	Jul. 19, 2010	7.12	200,000 / 1,503,602(3)	115,000 / 864,571	(3)	160,000 / 544,905	(3)	2,913,078	(3)
Chief Financial Officer

Douglas J. Strong	Feb. 9, 2011	10.44	0 / 0	33,100 / 345,564		72,300 / 344,949		690,513
President, Completion and	Feb. 11, 2010	8.59	18,000 / 154,620	28,000 / 240,520		70,000 / 272,389		667,529
Production Services	May 6, 2009	5.85	33,000 / 193,050	33,000 /193,050		65,000 / 172,253		558,353

Gene C. Stahl	Feb. 9, 2011	10.55	0 / 0	33,100 / 347,354	(4)	72,300 / 337,631	(4)	684,986	(4)
President, Drilling Operations	Feb. 11, 2010	8.06	18,000 / 152,668(4)	28,000 / 237,483	(4)	70,000 / 268,950	(4)	659,100	(4)
	May 6, 2009	5.85	33,000 / 193,050	33,000 / 193,050		65,000 /172,253		558,353

Darren J. Ruhr	Feb. 9, 2011	10.44	9,500 / 99,180	9,500 / 99,180		41,300 / 197,046		395,406
Vice President, Corporate	Feb. 11, 2010	8.59	10,000 / 85,900	15,500 / 133,145		50,000 / 194,564		413,609
Services	May 6, 2009	5.85	22,000 / 128,700	22,000 / 128,700		50,000 / 132,503		389,903

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Notes:

(1)	RSUs and PSUs were valued on the date of grant using the five day weighted average trading price of Precision Shares on the TSX and NYSE, for Canadian and U.S. units, respectively.

(2)	Options were valued on the date of grant using the Black-Scholes option pricing model. See the Summary Compensation Table for details of the assumptions used in determining the Option values.

(3)	Mr. McNally joined us on July 19, 2010 and was granted 200,000 RSUs, 115,000 PSUs and 160,000 Options as part of his offer which was intended to compensate him for deferred compensation he relinquished with his former employer. These amounts have been converted to Canadian dollars using the July 19, 2010 exchange rate of 1.0559.

(4)	These amounts were converted to Canadian dollars using the exchange rate on the date of grant, as follows: February 9, 2011 = 0.9947 and February 11, 2010 = 1.0523.

Benefits

Executives participate in the same benefit program provided to our salaried employees. We believe benefits are an integral part of total compensation and are important for attracting and retaining employees, including NEOs. Our employee benefits are competitive, in terms of coverage and employee cost sharing, and are similar to those offered by the companies in our compensation peer group. The program consists of basic, optional and dependent life insurance; basic, optional, accidental death and dismemberment insurance; extended health and dental care; short and long-term disability insurance; and an employee assistance plan. NEOs are provided supplementary accidental death and dismemberment insurance benefits as well.

Retirement Plans

NEOs participate in the same retirement program provided to our salaried employees. Our retirement plans assist eligible employees in accumulating capital toward their retirement and are competitive to those offered by the companies in our compensation comparator group. In Canada, our retirement plan consists of two voluntary components: a Defined Contribution Pension Plan (“DCPP”) and a Group Registered Retirement Savings Plan (“GRRSP”). Our United States retirement plan consists of a 401(k) plan. As a 401(k) plan is not considered a pension plan under Canadian proxy disclosure rules, the amounts are reported under “All Other Compensation” in the Summary Compensation Table for the applicable NEOs.

Perquisites

We provide a limited amount of perquisites to our NEOs as part of a competitive total compensation package that allows them to focus on their daily responsibilities and the achievement of our business objectives. Eligibility reflects competitive practices and includes perquisites common in the drilling and oilfield services industry.

In 2010, each of the NEOs was provided with a company vehicle, including operating costs. Mr. McNally and Mr. Stahl, who are working as expatriates, are provided with tax preparation services. Other perquisites offered vary by position, and may include health and business club memberships and/or comprehensive executive medical programs.

Any perquisites that are deemed to be taxable to the NEOs are not grossed up to compensate for taxes otherwise payable.

For information on the perquisites provided to the CEO, please see the Compensation of the Chief Executive Officer section on page 39 of this Circular.

Legacy Long-Term Incentive Plan (“Legacy LTIP”)

In 2009, we discontinued the Legacy LTIP plan which was implemented in 2006. Grants were provided under the plan from 2006 to 2008. No awards were granted after 2008.

The Legacy LTIP had two components:

•	a Retention Award, being a cash award for 2006 and 2007, and a unit-based award for 2008 that vests after three years; and

•	a Performance Award, being a cash award that is contingent on performance and vests after three years.

Awards were granted on an annual basis in the first quarter of 2006, 2007 and 2008:

•	for the 2006 award, 25% of the Legacy LTIP was denominated as a Retention Award that provided a fixed dollar amount to award recipients in March 2009 and 75% of the Legacy LTIP was denominated as a Performance Award that provided a target dollar amount contingent upon achieving actual distributions per Precision Share over a three-year term.

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•	for the 2007 award, 25% of the Legacy LTIP was denominated as a Retention Award that provided a fixed dollar amount to award recipients in March 2010 and 75% of the Legacy LTIP was denominated as a Performance Award that provided a target dollar amount contingent upon achieving distributable cash per Precision Share over a three-year term.

•	for the 2008 award, 25% of the Legacy LTIP was denominated as a Retention Award that was converted into notional Precision Shares on the date of grant which vest in March 2011 and 75% of the Legacy LTIP was denominated as a Performance Award that will provide a target dollar amount contingent upon achieving distributable cash per Precision Share over a three year-term.

For both Retention Awards and Performance Awards, eligible participants receive a cash payment at the end of the three-year period. We set aggressive thresholds and targets for the 2006, 2007 and 2008 Performance Awards and as Precision did not meet the threshold criteria, we did not provide any cash payments to plan participants under these plan years.

Since the awards were intended to represent long-term incentive compensation over three years, the initial grants were three times the size of a normal annual grant for first-time participants in the Legacy LTIP.

The following table outlines the value of the Retention Awards and Performance Awards, assuming target performance, granted to each NEO:

		Retention Awards		Performance Awards at Target		Total
Named Executive Officer		($)		($)		($)
Kevin A. Neveu	2008	1,200,000	(1)	3,600,000	(2)	4,800,000
President and CEO

Robert J. McNally		—		—		—
Executive Vice President and
Chief Financial Officer(6)

Douglas J. Strong	2008	200,000	(1)	600,000	(2)	800,000
President, Completion and	2007	200,000	(3)	600,000	(3)(4)	800,000
Production Services	2006	600,000	(3)	1,800,000	(3)(5)	2,400,000

Gene C. Stahl	2008	250,000	(1)	750,000	(2)	1,000,000
President, Drilling Operations	2007	250,000	(3)	750,000	(3)(4)	1,000,000
	2006	750,000	(3)	2,250,000	(3)(5)	3,000,000

Darren J. Ruhr	2008	200,000	(1)	600,000	(2)	800,000
Vice President, Corporate Services	2007	166,750	(3)	500,250	(3)(4)	667,000
	2006	352,500	(3)	1,057,500	(3)(5)	1,410,000

Notes:

(1)	For 2008, the Retention Awards were tied to share price and therefore considered share-based awards. The Performance Awards were not tied to share price, and therefore were considered long-term non-equity incentive plan compensation.

(2)	For 2008, the target dollar amount was contingent upon achieving distributable cash per share over a three-year term equal to $10.78, which represents a 12% compounded distributable cash growth rate. Lesser amounts could be earned if distributable cash per share falls short of the target of $10.78 but exceeds the threshold of $7.47.

(3)	For 2006 and 2007, neither the Retention Awards nor the Performance Awards were tied to our share price and therefore were considered long-term non-equity incentive plan compensation. The payouts of the 2006 and 2007 Retention Awards are disclosed in the Summary Compensation Table.

(4)	For 2007, the target dollar amount was contingent upon achieving distributable cash per share over a three-year term equal to $12.47, which represents a 12% compounded distributable cash growth rate. Lesser amounts could be earned if distributable cash per share falls short of the target of $12.47 but exceeds the threshold of $10.52.

(5)	For 2006, the target dollar amount was contingent upon achieving actual distributions per share over a three-year term equal to $10.24, which represents a 12% compounded distribution growth rate. Lesser amounts could be earned if actual distributions per share fall short of the target of $10.24 but exceeds the threshold of $8.64.

(6)	Mr. McNally joined us on July 19, 2010 and did not receive any grants under the Legacy LTIP.

Performance Savings Plan (“PSP”)

The PSP was discontinued after the 2008 awards. The PSP was an annual bonus plan designed to complement the Legacy LTIP by rewarding participants for superior financial and operational performance. The PSP bonus pool was funded based on achievement of pre-determined performance metrics. PSP award participants could elect to receive all or a portion of the award in the form of notional deferred units, which could be held for up to three years. Any remaining notional deferred units awarded under the PSP plan will be settled on December 31, 2011.

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Compensation of the Chief Executive Officer

The Compensation Committee, in consultation with Mercer, recommends the compensation for the CEO to the Board for approval. The Compensation Committee takes into account the effectiveness of the CEO’s leadership, execution of our short and long-term business plans, evaluation of his performance against the CEO position description and performance against his personal objectives that were agreed to at the beginning of each year. Further, the Compensation Committee considers the competitive positioning of the compensation for the CEO against the comparator group.

Mr. Neveu’s annual cash compensation consists of base salary and a performance-based annual cash incentive through our STIP, the same plan provided to our salaried employees. Mr. Neveu’s STIP target is 100% of his base salary. Individual performance can result in awards ranging from 0% to 50% of his STIP target, while corporate performance can range from 0% to 150% of his STIP target, for a maximum total bonus award of up to 200% of target.

Mr. Neveu participates in the same long-term incentive plans available to our salaried employees. Since 2009, the long-term incentives are entirely share-based, aligning Mr. Neveu’s interests with our Shareholders. These incentives consist of retention and performance notional share-based awards in the form of RSUs and PSUs, and Options which only have value if our share price exceeds the price at the time of grant.

The following table provides historical information on Mr. Neveu’s base salary and his targeted total cash and long-term incentive compensation compared to actual compensation he received:

	2007(1)		2008		2009	2010
Base Salary at Year End	$500,000		$500,000		$500,000	$625,000

Total Cash Compensation

The following provides a historical comparison of Mr. Neveu’s total cash compensation received relative to the target total cash compensation.

Base Salary Earned for the Year			$500,000		$500,000	$603,366
Short-Term Incentive Target Amount(2)			$500,000		$500,000	$603,366

Total Cash Target			$1,000,000		$1,000,000	$1,206,732
Base Salary Earned	190,384		$500,000		$500,000	$603,366
Short-Term Incentive Paid	590,520	(7)	$0	(3)	$500,000	$351,460

Total Cash Received	780,904		$500,000		$1,000,000	$954,826
% Difference in Total Cash Target versus Total Cash Received			−50%		0%	−21%

Long-Term Incentive Compensation

The following provides a historical look at the long-term incentives granted to Mr. Neveu compared to the actual payments received, and where applicable, the estimated unpaid balance (or gain in the case of Options). We also show a comparison against our TSR performance for the relevant periods spanning each grant.
			Retention Units and
	Deferred Signing		Performance-based		RSUs, PSUs and	RSUs, PSUs and
LTIP Vehicles Granted	Bonus Units		Cash		Options	Options
LTIP Grant Value	$4,000,076		$4,800,000	(4)	$1,309,018	$1,918,156
Paid in 2008	$1,425,811		—		—	—
Paid in 2009	$423,672		—		—	—
Paid in 2010	$454,841		—		$189,479	—
Paid in 2011			$680,779		$243,965	$160,570
Estimated Unpaid Balance / Gain	—	(5)	—	(5)	$1,572,143 (6)	$1,262,056 (6)

Total Paid plus Unpaid	$2,304,324		$680,779		$2,005,587	$1,422,626
% Difference in LTIP Grant Value versus Total Paid plus Unpaid	−42%		−86%		+53%	−26%

Comparison Against Precision’s Total Shareholder Return (“TSR”)(8)
	Sep 1, 2007 to		Jan 1, 2008 to		May 6, 2009 to	Jan 1, 2010 to
Measurement Period for Grant	Aug 31, 2010		Dec 31, 2010		Dec 31, 2010	Dec 31, 2010
Precision TSR	−62%		−30%		+47%	+25%

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Notes:

(1)	Mr. Neveu was appointed Chief Executive Officer effective August 14, 2007. Mr. Neveu was provided with an unconditional bonus of U.S.$600,000 (converted to Cdn$590,520) for 2007 and Deferred Signing Bonus Units which were intended to compensate Mr. Neveu for deferred stock awards he relinquished with his former employer. Details of the compensation received by Mr. Neveu in 2007 are provided on the following pages.

(2)	Mr. Neveu’s STIP target is 100% of base salary earned during the calendar year.

(3)	Mr. Neveu declined to accept his earned 2008 annual incentive awards in light of the significant decline in Precision’s share price and the need to conserve cash to repay debt.

(4)	The amount shown represents the grant date fair value of the Retention Award plus the Performance Award granted under the 2008 Legacy LTIP.

(5)	All payments have been made under the 2007 and 2008 grants.

(6)	These are the value of remaining RSUs, PSUs (assuming 1 times performance multiplier) and in-the-money value of Options calculated using the December 31, 2010 closing price of Cdn$9.60. These are a point-in-time estimation and can vary significantly depending on the movement of our share price.

(7)	Mr. Neveu’s employment agreement provided for an unconditional 2007 bonus payment of U.S.$600,000 upon approval of the 2007 audited financial statements of Precision. The amount shown was paid in Canadian dollars using the U.S. dollar exchange rate in effect at the payment date.

(8)	Total Shareholder Return of shares traded on the Toronto Stock Exchange.

Share Ownership

The following table shows Mr. Neveu’s actual Precision Share ownership and outstanding share-based awards as at December 31, 2010. The estimated values were calculated based on $9.60, the closing price of Precision Shares on the TSX on December 31, 2010.

	# Shares /	Estimated
Named Executive Officer	Units	Value	Notes

Actual Share Ownership	193,156	1,854,298	Meets share ownership requirement.(1)

Outstanding Share-based Awards
Restricted Share Units	57,602	552,979
Performance Share Units	150,500	1,444,800	Assuming 1 times performance multiplier.
Options	381,600	836,420	In-the-money value.
Deferred Share Units (2008 Legacy LTIP)	69,577	667,939	These were paid out on March 8, 2011.

Total Outstanding Share-based Awards	659,279	3,502,138

Total	852,435	5,356,436

Note:

(1)	Mr. Neveu is expected to own Precision Shares with a value equal to at least three times his annual base salary. We only consider actual Precision Shares held and therefore do not include RSUs, PSUs, DSUs or Options. We use the higher of the actual purchase cost, or the current market value of Precision Shares to determine the executive’s ownership position.

2007 Compensation

Mr. Neveu was appointed CEO on August 14, 2007 with a base salary of $500,000 and a STIP target of 100%. He was also provided with a one-time housing and relocation allowance of $700,133, an unconditional cash bonus of U.S.$600,000 and 178,336 Deferred Signing Bonus Units valued at $4,000,076, which was intended to compensate for deferred stock awards he relinquished with his former employer.

If Mr. Neveu resigns or retires before August 2012 he will be required to repay approximately $119,000 of the housing allowance he received in 2007.

2008 Compensation

Mr. Neveu’s base salary remained at $500,000. In light of the significant decline in the price of Precision Shares and the need to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 APIP and PSP awards (legacy plans) totaling approximately $571,000.

Mr. Neveu received a Legacy LTIP grant with a target amount of $4,800,000 which cliff vests after three years. This grant had two components: a unit-based Retention Award valued at $1,200,000 and a cash-based Performance Award with a target of $3,600,000. As Precision did not meet the threshold performance, we did not pay the Performance Award and only the Retention Award was paid on March 8, 2011.

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2009 Compensation

Mr. Neveu’s base salary remained at $500,000, as he requested to waive his salary review due to adverse business conditions.

At the end of 2009 the Compensation Committee evaluated Mr. Neveu’s performance and determined that he had achieved exceptional performance against his 2009 objectives. Based on this evaluation, the Compensation Committee set his individual component at 50% of his STIP target. In addition, the Compensation Committee recognized that under Mr. Neveu’s leadership, we were able to substantially reduce our long-term debt and significantly lower interest expense in the face of very challenging conditions in the equity and debt capital markets. He implemented several internal measures to reduce expenses and increase cash to further reduce debt, which included disposal of non-productive assets, freezing salaries, reducing personnel, consolidating facilities and curtailing capital expenditures. The Compensation Committee also took into consideration a number of achievements, including the successful integration of Grey Wolf and market penetration with customers in key North American shale drilling markets. Based on the overall assessment of Mr. Neveu’s performance in 2009, the Compensation Committee recommended, and the Board approved, a 2009 STIP award of $335,000 plus an additional discretionary amount of $165,000 resulting in a total 2009 STIP award of $500,000, being 100% of his annual base salary.

Mr. Neveu was awarded 74,600 RSUs, 74,600 PSUs and 164,600 Options with a total grant value of $1,309,018, or 262% of his 2009 base salary.

Approximately 78% of Mr. Neveu’s total direct compensation, at target, for 2009 was considered at-risk.

2010 Compensation

The Compensation Committee, with the assistance of Mercer, reviewed the 2010 compensation for the CEO. Since the scope and size of our operations were larger than those of the Canadian comparator group and because of the significant expansion of our United States operations following the acquisition of Grey Wolf, the Compensation Committee determined that it was appropriate to place greater weight on the U.S. comparator group in determining compensation for the CEO.

After consideration of Mercer’s analysis, Mr. Neveu’s demonstrated performance and our pay philosophy of targeting base salaries at or slightly below median, the Compensation Committee recommended and the Board approved an increase of 25% to bring Mr. Neveu’s base salary to $625,000 effective March 1, 2010. His base salary remained below the 25th percentile of our U.S. comparators.

At the end of 2010, the Compensation Committee evaluated Mr. Neveu’s performance and determined that overall he had demonstrated exceptional performance and leadership in 2010, delivering financial and operating results that were better than anticipated at the beginning of the year and seizing market opportunities that further strengthen the vision to be recognized as the High Performance, High Value provider of services for global energy exploration and development. Based on this evaluation, the Compensation Committee recommended an individual component award of $188,552, or 1.25 times his individual target. Based on achievements against the STIP metrics, the corporate component payout for Mr. Neveu would have been $470,625. Due to our STIP bonus pool cap, this amount was reduced to $162,908. Consequently, the Board approved a STIP award to Mr. Neveu of $351,460.

Mr. Neveu was awarded 49,100 RSUs, 75,900 PSUs and 217,000 Options with a total grant value of $1,918,156, or 307% of his 2010 base salary. This positions Mr. Neveu’s total direct compensation for 2010 at slightly above the 25th percentile of the U.S. comparators as identified in Mercer’s study.

Approximately 80% of Mr. Neveu’s total direct compensation, at target, for 2010 was considered at-risk.

Relative to the U.S. comparators, Mr. Neveu’s 2010 base salary and total cash compensation was below the 25th percentile and his total direct compensation was slightly above the 25th percentile.

2011 Compensation

Effective March 1, 2011, Mr. Neveu’s base salary was increased to $637,500, an increase of 2% consistent with the other NEOs, with his STIP at target remaining at 100% of base salary. He was also awarded 90,300 PSUs and 197,500 Options having a grant value of $1,885,020 or 296% of his 2011 base salary. Accordingly, approximately 80% of Mr. Neveu’s total direct compensation for 2011 is considered at-risk.

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Relative to the U.S. comparators, Mr. Neveu’s 2011 base salary and total cash compensation is slightly above the 25th percentile and his total direct compensation is slightly below the median.

Perquisites

The CEO is provided with a company vehicle, including operating costs, membership to a business club for business purposes, membership in a comprehensive executive medical program, and income tax preparation services. The CEO does not have any company paid memberships with golf or health clubs. Any perquisites that are deemed to be taxable to the CEO by local tax authorities are not grossed up.

Employment Agreements

Employment agreements provide for benefits in the event of termination for any reason, other than for cause, including constructive dismissal. The terms of the agreements are based on competitive practices and are designed to enable us to attract and retain executive talent. The agreements protect Shareholder interests through non-solicitation and confidentiality provisions. The agreements outline the terms and conditions applicable in the event of a NEO’s separation from us due to resignation, retirement, death, disability, termination with and without cause, and upon the occurrence of constructive dismissal.

The agreements for all NEOs have an indefinite term. Upon termination, participation in and entitlements under the STIP and LTIP will be governed by the terms and conditions of such plans, as applicable. The amounts otherwise payable are not increased as a result of a change of control. In addition, a change of control in itself does not trigger any payments or immediate vesting under our long-term incentive plans (commonly referred to as the “double trigger”). Upon resignation or retirement, the NEO would receive no further payments of base salary, STIP or LTIP.

The Neveu agreement provides, in the event of termination without cause including constructive dismissal, for a lump sum payment equal to twenty-four months of the base salary as at the termination date, plus an amount equal to two times the STIP target. If Mr. Neveu resigns, retires or is terminated for cause before August 14, 2012, he would be required to repay a pro-rated portion of the one-time housing and relocation allowance equal to the amount calculated by multiplying six thousand two hundred and seventy dollars and thirty-eight cents ($6,270.38) by the number of calendar months between the termination date and August 14, 2012.

In 2011, the Compensation Committee reviewed and amended the NEOs’ employment agreements, other than the CEO’s, to clarify the terms and consequences of constructive dismissal. The prior agreements could have resulted in unintended consequences in the event of constructive dismissal not in conjunction with a change of control, as the provision could have been at odds with common law. The agreements were amended only to avoid such an unintended consequence, should it arise.

The McNally, Stahl, Strong and Ruhr agreements provide, in the event of termination without cause, for a lump sum payment equal to eighteen months of the base salary as at the termination date, plus an amount equal to one and one-half times the STIP target.

The McNally agreement requires Mr. McNally to be based in our Calgary, Alberta office for the first 24 months which may be extended up to an additional 36 months, after which he will be repatriated to the United States in the same role to be based in our Houston, Texas office. During his term in Calgary, Mr. McNally will be provided with a $15,000 annual family travel allowance and a $4,000 monthly housing allowance (both grossed up for taxes), which will be discontinued if he purchases a home in Calgary. The agreement provided for a one-time $150,000 signing bonus and a one-time sign-on grant of 200,000 RSUs, 115,000 PSUs and 160,000 Options which were intended to compensate Mr. McNally for deferred compensation he relinquished with his former employer. In the event of involuntary termination without cause or a voluntary termination that constitutes a constructive dismissal then any unvested portion of this grant will become vested effective as of the termination date.

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Termination and Change of Control Benefits

The following table summarizes the estimated incremental termination benefits for each of the NEOs under each termination scenario as at December 31, 2010:

	Type of Triggering Event
				Constructive
				Dismissal
			Termination Without	following a
			Cause/Constructive	Change of	Change of
	Resignation	Retirement	Dismissal	Control	Control
Named Executive Officer	($)	($)	($)	($)	($)
Kevin A. Neveu – President and CEO
Severance Payment
2 times base salary	0	0	1,250,000	1,250,000	0
2 times STIP Target	0	0	1,250,000	1,250,000	0
Restricted Share Units(3)	0	0	0	290,090	0
Performance Share Units(3)	0	0	0	720,320	0
Options(2)	0	0	0	630,673	0
Repayment of Relocation Allowance(4)	(119,137)	(119,137)	0	0	0
Total Payment	(119,137)	(119,137)	2,500,000	4,141,082	0

Robert J. McNally – Executive Vice President and Chief Financial Officer(1)
Severance Payment
1.5 times base salary	0	0	522,165	522,165	0
1.5 times STIP Target	0	0	391,624	391,624	0
Restricted Share Units(3)(5)	0	0	1,927,535	1,927,535	0
Performance Share Units(3)(5)	0	0	1,108,333	1,108,333	0
Options(2)(5)	0	0	408,980	408,980	0
Total Payment	0	0	4,358,637	4,358,637	0

Douglas J. Strong – President, Completion and Production Services
Severance Payment
1.5 times base salary	0	0	487,500	487,500	0
1.5 times STIP Target	0	0	365,625	365,625	0
Restricted Share Units(3)	0	0	0	118,400	0
Performance Share Units(3)	0	0	0	300,800	0
Options(2)	0	0	0	233,203	0
Total Payment	0	0	853,125	1,505,528	0

Gene C. Stahl – President, Drilling Operations(1)
Severance Payment
1.5 times base salary	0	0	522,165	522,165	0
1.5 times STIP Target	0	0	391,624	391,624	0
Restricted Share Units(3)	0	0	0	118,588	0
Performance Share Units(3)	0	0	0	301,152	0
Options(2)	0	0	0	275,986	0
Total Payment	0	0	913,789	1,609,515	0

Darren J. Ruhr – Vice President, Corporate Services
Severance Payment
1.5 times base salary	0	0	382,500	382,500	0
1.5 times STIP Target	0	0	286,875	286,875	0
Restricted Share Units(3)	0	0	0	73,605	0
Performance Share Units(3)	0	0	0	190,400	0
Options(2)	0	0	0	175,503	0
Total Payment	0	0	669,375	1,108,882	0

Notes:

(1)	The amounts for Messrs. McNally and Stahl were converted to Canadian dollars using the December 31, 2010 exchange rate of 0.9946.

(2)	The value of Options were calculated based on the difference between the exercise prices and the December 31, 2010 closing prices of $9.60 for Canadian Options and $9.69 for U.S. Options, multiplied by the number of vested Options.

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(3)	The value of Restricted Share Units and Performance Share Units were calculated based on the December 31, 2010 closing prices of $9.60 for Canadian units and U.S.$9.69 for U.S. units, multiplied by the number of vested units. We have assumed a performance multiplier of one times for Performance Share Units.

(4)	If Mr. Neveu resigns, retires or is terminated for cause before August 14, 2012, he would be required to repay a pro-rated portion of the one-time housing and relocation allowance provided to him at his time of hire.

(5)	Mr. McNally’s employment agreement provided for a one-time sign-on grant of 200,000 RSUs, 115,000 PSUs and 160,000 Options which were intended to compensate Mr. McNally for deferred compensation he relinquished with his former employer. In the event of involuntary termination without cause or a voluntary termination that constitutes a constructive dismissal then any unvested portion of this grant will become vested effective as of the termination date.

Performance Graph

The following graphs compare the yearly percentage change in the cumulative total shareholder return over the last five years assuming a $100 investment was made December 31, 2005, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), the S&P/NYSE Composite Index (“S&P 500”), and the Philadelphia Stock Exchange Oil Service Sector Index (“OSX”). The graph assumes the reinvestment of the 2006, 2007, 2008 and 2009 distributions respectively, per trust unit, as well as the reinvestment in trust units of the distribution of cash of $6.83 per Precision Share and 0.2089 per Precision Share representing the value of the pro-rated distribution of shares of Weatherford International Ltd. which were distributed on November 7, 2005 at a value of $16.24 per share.

Our return declined significantly following the Canadian federal government’s decision on October 31, 2006 to tax income trusts, and in the second half of 2007, consistent with the decline of the broader markets. Drilling activity gained significant momentum mid-way through 2008 spurred by high oil and natural gas prices that peaked then retreated sharply as the global banking crisis shocked many economies worldwide triggering lower demand expectations for energy services. In 2009, we, and the oilfield services sector generally, experienced one of the sharpest downturns and lowest activity levels for oilfield services in recent history. The downturn in the land drilling market bottomed during the middle half of the year and began showing signs of improvement towards the end of the year. In addition, the acquisition of Grey Wolf, which was agreed prior to the global banking

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crisis and completed near the end of 2008, substantially increased our long-term debt and the interest rate on that debt, adversely impacting investor perception of the value of Precision Shares. Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic down turn and financial challenges of 2009.

Among the five NEOs for 2010, only Messrs. Strong, Stahl and Ruhr have been employees of Precision throughout the entire five-year period. Mr. Neveu was appointed our CEO in August 2007 and has thus been an NEO of Precision for less than four years. Mr. McNally was appointed our CFO in July 2010. Over this five-year period, the trend in our NEO compensation, when adjusted for the fact that the Retention Awards included as total compensation in 2009 and 2010 were actually granted during 2006 and 2007, has generally been similar to the trend in our TSR performance. While base salaries have increased to reflect the growing responsibilities for the NEOs and to align with our compensation philosophy, short-term incentives have declined since 2008, reflecting the downturn in the oilfield services sector. In regards to long-term incentives, we have set aggressive thresholds and targets for the 2006, 2007 and 2008 Performance Awards which represented 75% of the grant value under the Legacy LTIP. As our performance did not meet the threshold criteria over each plan year’s three-year performance period, none of our NEOs received any value from these Performance Awards. In addition, the 2008 Retention Awards which represented 25% of the grant value were granted in DSUs and were paid out at $9.7845 in early 2011, a 48% reduction from the grant value, corresponding with the decline in our share price over the performance period. As a result, the payouts our NEOs received under the Legacy LTIP were at 25% of the target value for the 2006 and 2007 plan years and 14% of the target grant value for the 2008 plan year.

Since 2009, our LTIP plans are entirely share-based and the level of payouts from grants made under these plans is expected to be directly aligned with our TSR performance. This is consistent with Precision’s pay-for-performance philosophy.

Cost of Management Ratio

The following table provides information on the total compensation cost for our NEOs for the last three year periods compared to the growth in our market capitalization:

	2008	2009	2010	3 Year Total
Total Cost (in $millions)	7.4	11.7	10.1	29.2
Market Capitalization Growth (in $millions)	−287.9	500.5	538.8	751.4
As a % of Market Capitalization Growth	—	2.3%	1.9%	3.9%

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by us, or a subsidiary of us, in Canadian dollars, to the NEOs. The total compensation reported for 2010 and 2009 include payments of the Retention Awards granted to Messrs. Strong, Stahl and Ruhr in 2007 and 2006 under the Legacy LTIP.

					Non-equity Incentive
			Share-	Option-	Plan Compensation ($)
			Based	Based	Annual	Long-term	Pension	All Other	Total
Name and Principal		Salary	Awards(1)	Awards(2)	Incentive	Incentive	Value(5)	Compensation(6)(7)	Compensation
Position	Year	($)	($)	($)	Plans(3)	Plans(4)	($)	($)	($)

Kevin A. Neveu(8)	2010	603,366	1,073,750	844,406	351,460	—	11,225	6,600	2,890,807
President and CEO	2009	500,000	872,820	436,198	500,000	—	11,000	6,488	2,326,506
	2008	500,000	1,200,000	—	—	—	10,500	6,488	1,716,988

Robert J. McNally(9)	2010	157,774	2,368,173	544,905	222,828(10)	—	—	73,258	3,366,938
Executive Vice President and Chief Financial Officer

Douglas J. Strong	2010	303,904	395,140	272,389	210,286	200,000	11,225	5,341	1,398,285
President, Completion and	2009	252,000	386,100	172,253	252,000	600,000	11,000	5,524	1,678,877
Production Services	2008	231,911	200,000	—	291,400	—	10,500	5,291	739,102

Gene C. Stahl(11)	2010	362,776	390,151	268,950	158,487	250,000	2,480	27,497	1,460,341
President, Drilling	2009	282,335	386,100	172,253	194,140	750,000	11,000	5,876	1,801,704
Operations	2008	257,675	250,000	—	351,014	—	10,500	5,596	874,785

Darren J. Ruhr	2010	246,346	219,045	194,564	119,170	166,750	11,225	4,847	961,947
Vice President, Corporate	2009	205,000	257,400	132,503	135,000	352,500	10,250	4,874	1,097,527
Services	2008	201,635	200,000	—	274,675	—	10,082	4,762	691,154

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Notes:

(1)	The amounts for 2010 and 2009 represent the grant date fair value of 2010 and 2009 RSU and PSU awards. U.S. dollar amounts were converted to Canadian dollars using the February 11, 2010 exchange rate of 1.0523 for 2010 awards and May 6, 2009 exchange rate of 1.1731 for 2009 awards for all NEOs with the exception of Mr. McNally. Mr. McNally’s 2010 award was converted to Canadian dollars using the July 19, 2010 exchange rate of 1.0559. The amounts for 2008 represent the grant date fair value of the 2008 Retention Awards under the Legacy LTIP for Messrs. Neveu, Strong, Stahl and Ruhr.

(2)	The amounts for 2010 and 2009 represent the grant date fair value of 2010 and 2009 Option awards. U.S. dollar amounts were converted to Canadian dollars using the February 11, 2010 exchange rate of 1.0523 for 2010 awards and May 6, 2009 exchange rate of 1.1731 for 2009 awards for all NEOs with the exception of Mr. McNally. Mr. McNally’s 2010 award was converted to Canadian dollars using the July 19, 2010 exchange rate of 1.0559. The following table provides information on the valuation of the Options, as calculated by Mercer, granted in 2010 and 2009:

	2010 Options – Canadian	2010 Options – United States	2009 Options – Canadian	2009 Options – United States
	Options	Options	Options	Options
Assumptions	Grant Date Fair Value	Grant Date Fair Value	Grant Date Fair Value	Grant Date Fair Value
Share Price	$8.59	U.S.$8.06 / U.S.$7.12	$5.85	U.S.$4.95
Exercise Price	$8.59	U.S.$8.06 / U.S.$7.12	$5.85	U.S.$4.95
Expected Life	5	5 / 5	5	5
Risk Free Rate of Return	2.0%	2.0% / 2.0%	2.0%	2.0%
Volatility (Capped at 50%)	50.0%	50.0% / 50.0%	50.0%	50.0%
Black-Scholes Multiple	45.3%	45.3% / 45.3%	45.3%	45.3%
Black-Scholes Value	$3.89	U.S.$3.65 / U.S.$3.23	$2.65	U.S.$2.24

The per option weighted average accounting fair value of all options granted disclosed in our financial statements is $3.78 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 2%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 59%.

(3)	The amounts represent the bonus amounts earned during the year indicated and relate to performance criteria which were met for that year, but the cash amounts, as applicable, are paid during the subsequent year and include amounts related to the STIP for 2010 and 2009, and both the APIP and PSP for years prior to 2009.

(4)	The amounts for 2010 and 2009 represent the payments received under the Legacy LTIP Retention Awards granted in 2007 and 2006, respectively, for Messrs. Strong, Stahl and Ruhr.

(5)	The amounts represent the employer matching contributions under the DCPP.

(6)	The amounts include employer contributions provided under the 401(k) plan and the employer portion of benefits premiums for Messrs. McNally and Stahl.

(7)	The value of perquisites and other personal benefits received by each NEO did not exceed the lesser of $50,000 or 10% of the annual base salary of the NEO.

(8)	Mr. Neveu was appointed Chief Executive Officer effective August 14, 2007 and a Director effective August 9, 2007.

(9)	Mr. McNally was appointed Executive Vice President and Chief Financial Officer effective July 19, 2010. His base salary and all other compensation amounts reflect the length of time of his employment with us and were converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767, unless otherwise noted.

(10)	Mr. McNally joined us on July 19, 2010 and was provided with a one-time signing bonus of U.S.$150,000 which was paid in addition to, and concurrently with, his 2010 STIP award of U.S.$78,144. The total amount of U.S.$228,144 was converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

(11)	Mr. Stahl’s base salary earned for 2010 was U.S.$352,244 and STIP award for 2010 was U.S.$153,886. These amounts were converted to Canadian dollars using the 2010 average exchange rate of 1.0299.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each NEO all option-based and share-based awards outstanding at December 31, 2010:

		Option-based Awards(1)					Share-based Awards(1)
		Number of				Value of				Market or payout
		securities				unexercised			Number of	value of share-
		underlying	Option			in-the-			shares or units	based awards
		unexercised	exercise		Option	money			that have not	that have not
		options	price		expiration	options			vested	vested
Named Executive Officer	Year	(#)	($)		date	($)	Plan		(#)	($)
Kevin A. Neveu President and Chief Executive Officer	2010	217,000		8.59	Feb 11, 2017	219,170	RSU		32,734	314,246

	2010						PSU	(3)	75,900	728,640

	2009	164,600		5.85	May 6, 2016	617,250	RSU		24,868	238,733

	2009						PSU	(3)	74,600	716,160

	2008						DSU	(2)	69,577	667,939

Total		381,600				836,420			277,679	2,665,718

Robert J. McNally Executive Vice President and Chief Financial Officer	2010	160,000	U.S.$	7.12	July 19, 2017	408,980	RSU		200,000	1,927,535

	2010						PSU	(3)	115,000	1,108,333

Total		160,000				408,980			315,000	3,035,867

Douglas J. Strong President, Completion and Production Services	2010	70,000		8.59	Feb 11, 2017	70,700	RSU		12,000	115,200

	2010						PSU	(3)	28,000	268,800

	2009	65,000		5.85	May 6, 2016	243,750	RSU		11,000	105,600

	2009						PSU	(3)	33,000	316,800

	2008						DSU	(2)	11,596	111,322

Total		135,000				314,450			95,596	917,722

Gene C. Stahl President, Drilling Operations	2010	70,000	U.S.$	8.06	Feb 11, 2017	113,484	RSU		12,000	115,652

	2010						PSU	(3)	28,000	269,855

	2009	65,000		5.85	May 6, 2016	243,750	RSU		11,000	105,600

	2009						PSU	(3)	33,000	316,800

	2008						DSU	(2)	14,495	139,152

Total		135,000				357,234			98,495	947,059

Darren J. Ruhr Vice President, Corporate Services	2010	50,000		8.59	Feb 11, 2017	50,500	RSU		6,667	64,003

	2010						PSU	(3)	15,500	148,800

	2009	50,000		5.85	May 6, 2016	187,500	RSU		7,334	70,406

	2009						PSU	(3)	22,000	211,200

	2008						DSU	(2)	11,596	111,322

Total		100,000				238,000			63,097	605,731

Notes:

(1)	For awards granted to Messrs. Neveu, Strong, Ruhr, and Stahl (2008 and 2009 grants only), the values are based on the December 31, 2010 TSX closing price of $9.60. For awards granted to Messrs. McNally and Stahl (2010 grant only), the values are based on the December 31, 2010 NYSE closing price of U.S.$9.69 and have been converted to Canadian dollars using the December 31, 2010 exchange rate of 0.9946.

(2)	These amounts represent the number of 2008 Retention Awards currently outstanding from the Legacy LTIP, and have been increased to reflect the notional distribution reinvestments since the date of grant.

(3)	We have assumed a payout multiplier of 1 times for all PSUs.

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Value Vested or Earned During the Year

The following table sets forth for each NEO the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the financial year ending December 31, 2009:

	Option-based awards -	Share-based awards -		Non-equity incentive plan
	Value vested during the	Value vested during the		compensation - Value
	year	year		earned during the year(3)
Named Executive Officer	($)	($)		($)
Kevin A. Neveu	69,131	404,535	(1)	351,460
President and Chief Executive Officer		454,841	(2)

Robert J. McNally	—	—		222,828 (4)
Executive Vice President and Chief
Financial Officer

Douglas J. Strong	54,601	166,790	(1)	410,286
President, Completion and Production Services

Gene C. Stahl	54,601	165,952	(1)	408,487
President, Drilling Operations

Darren J. Ruhr	42,001	104,646	(1)	285,920
Vice President, Corporate Services

Notes:

(1)	These amounts represent the payment of RSUs that vested on December 31, 2010. U.S. dollar amounts have been converted to Canadian dollars using the December 31, 2010 exchange rate of 0.9946.

(2)	This amount represents the payment of the Deferred Signing Bonus Units on September 1, 2010 for Mr. Neveu.

(3)	These amounts include the 2010 STIP for all NEOs. For Messrs. Strong, Stahl and Ruhr, the amounts include the Legacy LTIP granted in 2007 that were paid in 2010.

(4)	Mr. McNally joined Precision on July 19, 2010 and was provided with a one-time signing bonus of U.S.$150,000 which was paid in addition to, and concurrently with, his 2010 STIP award of U.S.$78,144. The total amount of U.S.$228,144 was converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

Employee Stock Option Plan Administration Details

In 2009, Precision Drilling Trust adopted the Stock Option Plan that was approved by the unitholders on May 6, 2009. The Stock Option Plan was amended pursuant to its terms effective June 1, 2010, to reflect the conversion of Precision Drilling Trust from an income fund structure to a corporate structure.

The following is a summary of the principal terms of the Stock Option Plan which is provided pursuant to the requirements of Section 613 of the TSX Company Manual.

Eligibility

All of our officers and key employees are eligible to participate in the Stock Option Plan. Our Directors are not eligible to participate in the Stock Option Plan.

Purpose

The Stock Option Plan was designed to advance the interests of Precision by encouraging our officers and key employees to acquire Precision Shares and thereby increase their proprietary interests in us, to align their interests with those of our Shareholders, to encourage them to remain associated with us and furnish them with an additional incentive in their efforts on our behalf.

Stock Options

Each stock option provides the holder with an option to purchase Precision Shares at a price not less than the “Fair Market Value” of the Precision Shares on the date of the grant. The Stock Option Plan defines “Fair Market Value” as the weighted average trading price of a Precision Share on the TSX, for Canadian stock options, or the NYSE, for U.S. stock options, during the previous five trading days. Stock options have realizable value only if the price of Precision Shares increases after the stock options are granted. In the event of a change

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of control pursuant to which the Precision Shares are converted into or exchanged for securities of another entity, the stock options outstanding under the Stock Option Plan shall be substituted or replaced for stock options in the continuing entity on substantially the same terms and conditions.

Administration

Unless otherwise determined by the Board, the Stock Option Plan is administered by the Compensation Committee. The Compensation Committee shall effect the grant of stock options under the Stock Option Plan, in accordance with determinations made by the Board pursuant to the provisions of the Stock Option Plan.

Number of Precision Shares Issued and Issuable

As of December 31, 2010, the aggregate number of Precision Shares reserved for issuance under the Stock Option Plan was 10,303,253, representing 3.7% of the issued and outstanding Precision Shares. The maximum number of Precision Shares reserved for issuance that can be issued in any one fiscal year may not exceed 1% of the issued and outstanding Precision Shares.

Stock options that were previously granted to employees are not taken into consideration when new grants are determined.

Maximum Issuable to One Person and Insiders

The aggregate number of Precision Shares reserved for issuance under the Stock Option Plan and all of our other security-based compensation arrangements that may be issued to any one individual shall not exceed 2% of the issued and outstanding Precision Shares. The aggregate number of Precision Shares reserved for issuance under the Stock Option Plan and all of our other security-based compensation arrangements that may be issued to our insiders shall not exceed 10% of the issued and outstanding Precision Shares and the aggregate number of Precision Shares issued to our insiders, within any one year period, under the Stock Option Plan and all of our other security-based compensation arrangements shall not exceed 10% of the issued and outstanding Precision Shares.

Vesting and Term

Unless otherwise provided at the time of grant, each stock option granted under the Stock Option Plan will have a seven year term from their original grant date and vest 1/3 on the first anniversary of the date of the grant, 1/3 on the second anniversary of the date of the grant and 1/3 on the third anniversary of the date of the grant. A stock option must be exercised or surrendered within seven years from the date of the grant (or such shorter period of time as the Board may determine and specify in connection with the grant of the stock option), or the stock option will expire immediately after the applicable period.

Subject to the rules of the TSX or NYSE, if a stock option may not be exercised due to the holder of such stock option being prohibited from trading in securities of Precision by a corporate policy of Precision at any time within the 3 business day period prior to the normal expiry date of such stock option, the expiry date of such stock option shall be extended for a period of 7 business days following the end of such prohibition (or such longer period as permitted by the TSX or NYSE and approved by the Board).

Termination With or Without Cause

Subject to the terms of any particular stock option, all rights of the holder to purchase Precision Shares pursuant to a stock option or to surrender such stock option shall expire and terminate immediately upon the holder of such stock option being terminated for cause.

If, before the expiry of a stock option, the holder shall cease to be an officer or employee of us for termination without cause, such stock option shall continue to vest in accordance with its terms and may be exercised (if fully vested) or surrendered at any time within 90 days of the date such officer or employee was terminated.

Assignability

The assignment or transfer of the stock option or any other benefits under the Stock Option Plan is not permitted other than by operation of law.

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Other Causes of Cessation of Employment

If, before the expiry of a stock option, the holder shall cease to be an officer or employee of us for voluntary resignation, the unvested part of such stock option shall be cancelled and the vested part of such stock option may be exercised or surrendered at any time within 30 days of the date of the voluntary resignation of such employee or officer.

Should the holder cease to be an officer or employee of us for disability or leave of absence before the expiry of a stock option, then such stock option shall continue to vest in accordance with its terms and may be exercised or surrendered until the normal expiry of such stock option in accordance with its terms.

Should the holder cease to be an officer or employee of us for reason of retirement before the expiry of a stock option, then such stock option shall continue to vest in accordance with its terms and may be exercised or surrendered at any time within 24 months of the date of the retirement of such employee or officer.

If, before the expiry of a stock option, the holder shall cease to be an officer or employee of us for the unfortunate reason of death, the unexercised part of such stock option shall become fully vested and may be exercised or surrendered at any time within 12 months of the date of the death of such employee or officer.

Amendment

The Stock Option Plan may be amended or terminated at any time by the Board, except as to rights already accrued by the officers and employees, without approval of the Shareholders, but subject to any required regulatory approval. Approval of the Shareholders will be required to (i) increase the number of Precision Shares authorized for issuance under the Stock Option Plan, (ii) reduce the option price in respect of any stock option, and (iii) extend the period of time during which a stock option must be exercised or surrendered.

Original Deferred Share Unit Plan Administration Details

In 2007, Precision Drilling Trust adopted the original deferred trust unit plan (the “Original DSU Plan”) for non-management Directors that was approved by unitholders on May 9, 2007. The Original DSU Plan was amended pursuant to its terms effective June 1, 2010, to reflect the conversion of Precision Drilling Trust from an income fund structure to a corporate structure.

The following is a summary of the principal terms of the Original DSU Plan which is provided pursuant to the requirements of Section 613 of the TSX Company Manual.

Eligibility

All Directors who are not employees of Precision are eligible to participate in the Original DSU Plan.

Purpose

The Original DSU Plan was designed to provide a form of Directors’ compensation that aligns the interests of our non-Management Directors with Shareholders and to allow us to continue to attract qualified Directors. All Directors who are not employees of Precision are entitled to participate in the Original DSU Plan. Directors are entitled to elect to receive the annual retainer fee for Directors, the annual retainer fee for Committee membership, and Board and Committee meeting fees in the form of DSUs.

Deferred Share Units

Each DSU is a bookkeeping entry in an account (the “DSU Account”) and is equal to the value of one Precision Share for each DSU at the time of grant. The DSU Account is adjusted for any cash distribution to Shareholders by the amount of such distribution by issuing additional DSUs equal to the value of the distribution based on the closing market price of Precision Shares on the TSX on the immediately prior trading day. In certain events, including a split or consolidation of Precision Shares and a reorganization, proportionate adjustments will be made to the number of DSUs outstanding under the Original DSU Plan to reflect such changes, as determined by the Board in its sole discretion.

Administration

Unless otherwise determined by the Board, the Original DSU Plan is administered by the Compensation Committee.

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Number of Precision Shares Issued and Issuable

There is currently a maximum of 800,000 Precision Shares which may be issued pursuant to the Original DSU Plan, representing 0.3% of the issued and outstanding Precision Shares. If the resolution to adopt the New DSU Plan is approved, it is our intention that the Original DSU Plan will remain in place but no further deferred share units will be granted under its terms after January 1, 2012, when the New DSU Plan becomes effective. Once the New DSU Plan is effective on January 1, 2012, all future grants will be made under the New DSU Plan. The Original DSU Plan will remain in effect until such time as all DSUs granted under the Original DSU Plan have been redeemed.

Non-Management Director Participation

The number of Precision Shares issuable to non-Management Directors, at any time, under all of our security based compensation arrangements, including the Original DSU Plan, cannot exceed 10% of the issued and outstanding Precision Shares. The number of Precision Shares issued to non-Management Directors, within any one year period, under all of our security based compensation arrangements, including the Original DSU Plan, cannot exceed 10% of the issued and outstanding Precision Shares.

Grants of DSUs

As at December 31, 2010, a total of 393,721 Precision Shares were issuable upon the exercise of DSUs credited to the respective DSU Accounts of non-Management Directors.

Maximum Issuable to One Person

The Original DSU Plan does not provide for a maximum number of Precision Shares which may be issued to an individual pursuant to the Original DSU Plan and any other equity compensation arrangement (expressed as a percentage or otherwise).

Vesting

Unless otherwise provided at the time of grant, each DSU will be fully vested upon being credited to a Director’s DSU Account. Each Director is entitled to payment of such DSUs on ceasing to be a Director of us or an affiliate, and such entitlement shall not be subject to satisfaction of any requirements as to any minimum period of membership on the Board or other conditions.

Ceasing to be a Director

If a Director shall cease to be a director of us for any reason, including retirement or death, the value of the DSUs credited to such Directors’ DSU Account, shall be redeemable by such Director (or in the case of death, by their legal representative) at their option if such Director files a written notice with our Corporate Secretary specifying the redemption date. The redemption date specified must be after the date the notice is delivered but before December 15 of the first calendar year commencing after the date the Director ceased to be a director. The value of the DSUs redeemed will be equal to the market value on the redemption date and shall be paid to the Director in the form of Precision Shares issued from treasury.

Assignability

The assignment or transfer of the DSUs, or any other benefits under the Original DSU Plan, shall not be permitted other than by operation of law.

Amendment

The Original DSU Plan may be amended or terminated at any time by the Board, except as to rights already accrued by the Directors, without approval of the Shareholders, but subject to any required regulatory approval. Approval of the Shareholders will be required to (i) increase the number of Precision Shares authorized for issuance under the Original DSU Plan, or (ii) amend the method of calculating the number of DSUs to be credited to a Director’s DSU Account in a manner that would result in a greater number being credited to such account than is currently provided for under the Original DSU Plan.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information on the compensation plans in which equity securities of Precision are authorized for issuance as at December 31, 2010:

			Number of securities
	Number of securities to be		remaining available for future
	issued upon exercise of	Weighted-average exercise	issuance under equity
Plan Category	outstanding Options	price of outstanding Options	compensation plans
Equity compensation plans approved by Shareholders
Employee Stock Option Plan	3,723,123	$7.07	6,556,798
Director Deferred Share Unit Plan	393,721	N/A	378,647

Equity compensation plans not approved by Shareholders	—	—	—

Total	4,116,844		6,935,445

Defined Contribution Pension Plan Table

The following table sets forth for Messrs. Neveu, Strong, Stahl and Ruhr the information related to the DCPP:

	Accumulated value		Non-	Accumulated value
	at start of year	Compensatory	Compensatory	at year end
Named Executive Officer	($)	($)	($)	($)
Kevin A. Neveu	$60,946	$11,225	$20,869	$93,040
President and Chief Executive Officer

Douglas J. Strong	$247,272	$11,225	$37,513	$296,009
President, Completion and Production Services

Gene C. Stahl	$184,394	$2,480	$21,538	$208,412
President, Drilling Operations

Darren J. Ruhr	$117,787	$11,225	$18,498	$147,509
Vice President, Corporate Services

The NEOs participate in the same voluntary Defined Contribution Pension Plan provided to our other employees. Each NEO is responsible for directing the investment of contributions among the segregated fund options available under the plan. The investment gains and losses incurred by each NEO are strictly based on the returns achieved by the fund option(s) chosen. All fees in respect of the administration and management of the funds are reflected in the value of each NEO’s account balance.

Mr. McNally is a United States employee, and therefore, does not participate in the DCPP. Mr. Stahl participated in the DCPP during the first two months of 2010 during his transition to the United States from Canada.

CORPORATE GOVERNANCE

We recognize that corporate governance is fundamental to generating long-term Shareholder value. Precision, the Board and Management are committed to the highest standards of corporate governance.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (the “CSA”) and the SEC, including applicable rules adopted by the SEC to give effect to the Sarbanes-Oxley Act. The corporate governance standards of the NYSE are generally not applicable to non-U.S. companies, however we are required to disclose significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website, we are in compliance with the NYSE corporate governance standards in all material respects.

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Our approach to corporate governance meets or exceeds the practices enumerated under CSA National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). This disclosure has been approved by the Board, on the recommendation of the Corporate Governance and Nominating Committee, and is based on National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements in respect of applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”).

To maintain high standards of governance in a rapidly changing environment, the Board routinely evaluates and enhances mandates, guidelines, policies and procedures relating to our corporate governance practices (collectively, the “Governance Mandates and Policies”) by monitoring Canadian and U.S. regulatory developments affecting corporate governance and the transparency of public company disclosure. These Governance Mandates and Policies were adopted effective June 1, 2010 and supersede all former governance mandates, guidelines, policies and procedures of Precision.

Additional information about the Governance Mandates and Policies is set forth in the following documents, which are posted in the Corporate Governance section of our website at www.precisiondrilling.com:

•	the Mandate of the Board;

•	our Corporate Governance Guidelines;

•	the Charters and Terms of Reference for each of our Committees;

•	Position Descriptions for the Chair, the Chairman of each Committee and the Chief Executive Officer;

•	our Disclosure Policy;

•	our Insider Trading Policy;

•	the Code of Business Conduct and Ethics; and

•	a summary of the significant differences between the NYSE corporate governance standards and the Governance Mandates and Policies.

Independence of the Directors

Any Director who does not have a direct or indirect material relationship with us is defined as independent. A relationship is material when it could reasonably interfere with a Director’s ability to make independent decisions, regardless of any other association he may have. Directors must give our Corporate Governance and Nominating Committee information about their business and other relationships with us (including our affiliates) and with senior Management (and their affiliates). They must also advise the Committee if there are any material changes to their circumstances or relationships that could affect the Board’s assessment of independence.

The Board is responsible for determining whether or not each Director is independent. It uses criteria that meets the standards of the CSA as set out in NI 52-110, NI 58-101, NP 58-201 and the NYSE corporate governance standards.

Independence Assessment

On the review of the Corporate Governance and Nominating Committee, the Board has affirmatively determined that 9 of the 10 nominees to be elected by Shareholders to the Board have no direct or indirect material relationship with us and are therefore independent. Mr. Brian J. Gibson, an executive officer of AIMCo, is a nominee Director. AIMCo is a significant shareholder of Precision. The Board has considered AIMCo’s shareholdings in Precision and has determined that Mr. Gibson is an independent Director for the purposes of applicable Canadian securities laws but is not independent for Audit Committee purposes, pursuant to the NYSE guidelines. On this basis, the following nine nominees to be elected to the Board are independent: William T. Donovan, Brian J. Gibson, Robert J.S. Gibson, Allen R. Hagerman, Stephen J.J. Letwin, Patrick M. Murray, Frederick W. Pheasey, Robert L. Phillips and Trevor M. Turbidy.

Kevin A. Neveu, President and Chief Executive Officer, is not independent because he is our President and Chief Executive Officer.

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Independent Chair

Robert L. Phillips, the Chair, is a non-executive, independent Director. Mr. Phillips has served as our Chair since August 2007. The Board has not appointed an independent lead Director.

The Chairman of the Board is responsible for the effective functioning of the Board and providing leadership to the Board. In carrying out his duties, the Chair will, among other things:

•	seek to ensure the adoption of and compliance with procedures such that the Board will conduct its work effectively and efficiently;

•	set the agenda for Board and Shareholders’ meetings;

•	preside as chair at all meetings of the Board and Shareholders, and ensure free and open discussion at such meeting;

•	seek to ensure proper flow of information to the Board; and

•	seek to ensure that the Board reviews and approves the corporate strategy as developed by Management, and follows up, on a regular basis, on the implementation of such strategy.

The Board has approved a written position description for the Chair which is reviewed annually and provides a description of the Chair’s responsibilities in greater detail, and is available in the Corporate Governance section of our website at www.precisiondrilling.com.

In Camera Sessions

At every Board meeting, the independent Directors meet without Management in attendance. There were 13 Board meetings in 2010, 8 of which were regularly scheduled and 5 were ad hoc. The Board had one meeting of a special purpose committee established in conjunction with the pricing of a note offering in November 2010. All meetings are of no fixed duration and Directors are encouraged to raise and discuss any issues of concern. At each Committee meeting, the independent Directors meet without Management present and each Committee is composed entirely of independent Directors.

Inter-locking Directorships

We do not have a formal policy on inter-locking directorships at this time. We anticipate that there will be no interlocking public company directorships among our Board members or nominees at the time of the Meeting.

Other Directorships

We do not have a formal policy limiting the number of outside public company directorships of our Directors at this time. However, our Audit Committee mandate specifies that members may not simultaneously serve on the audit committees of more than three other public companies unless the Board first determines such service will not impair the ability of the members to effectively serve. The biographies set out on pages 7 to 16 of this Circular identify the other reporting issuers on which each nominee to be elected to the Board is a director. Our Corporate Governance and Nominating Committee and the Board annually assess the outside directorships held by our Directors to determine that such service will not impair our Directors’ ability to serve us.

Robert L. Phillips currently serves as a director on a number of other public company boards. The Corporate Governance and Nominating Committee and the Board have each considered this issue and do not believe that Mr. Phillips’ additional public board memberships will impair his ability to devote his time and attention to us in order to properly discharge his duties, nor will such additional public board memberships have an impact on Mr. Phillips’ ability to act effectively and in our the best interests. Mr. Phillips has consistently met our expectations of Directors demonstrated by a high level of preparedness for Board discussion, a comprehensive understanding of our business, availability to meet with Management and Directors, as well as 100% attendance at Board and Committee meetings.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible to identify and assess qualified individuals to become members of the Board consistent with the criteria approved by the Board, to recommend to the Board nominees for election to the Board at each annual meeting of Shareholders or to fill vacancies on the Board. The Corporate Governance and Nominating Committee considers qualified candidates identified by

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members of the Board, by Management and by Shareholders. Any Shareholder who wishes to recommend a candidate to be considered by the Committee may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience to our Corporate Secretary. Proposals for nomination will be forwarded to the Chair as well as presented to the Corporate Governance and Nominating Committee for consideration. Potential candidates may be informally approached to determine their interest in joining the Board.

The Committee will consider the qualities and skills that the Board should have, as a whole, and assesses the current competencies and skills of the current Directors. Based on the qualities and skills possessed by the current Board, a candidate is assessed on the basis of the skills, personal qualities or experiences required to supplement the Board. The Committee also considers the existing commitments of the candidate to ensure that he or she is capable of fulfilling the obligations of a Director.

One of our Directors will not be standing for re-election. The Committee determined that Mr. Brian J. Gibson, a senior officer of a significant shareholder, was a strong candidate and potential nominee to the Board and recommended Mr. Gibson as his replacement. The Board considered his strengths, skills and experience relative to our strategic plan and believes he will be a strong complement to the skills of our other Directors.

Director Skills and Experience

As the Board derives its strength from its members, we believe that our Directors should have an appropriate mix of skills, knowledge and experience in business and a history of achievement. Our Board represents a cross-section of business and industry experiences that we believe are critical for effective oversight and to support future growth. The Corporate Governance and Nominating Committee, among other things, sets criteria for the evaluation of Directors, develops and recommends corporate governance principles, evaluates Directors, makes recommendations as to the members of various Committees, ensures appropriate orientation and continuing education programs and reviews our Governance Mandates and Policies. In particular, the Corporate Governance and Nominating Committee annually reviews the competencies, skills and personal qualities of each current Director, and the contributions made by such Director to the effective operation of the Board, and any significant change in the primary occupation of such Director. We have developed a skills matrix to assess Board composition and recruit new directors.

Director Expectations

Directors are expected to: (i) comply with our Code of Business Conduct and Ethics, including our conflict of interest disclosure requirements; (ii) develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance; (iii) diligently prepare for each Board and Committee meeting by reviewing all meeting materials; (iv) actively and constructively participate in each meeting and seek clarification from Management and outside advisors when necessary to fully understand the issues being considered; (v) participate in continuing education programs; and (vi) participate in the Board, Committee and director self-assessment process.

Meeting Attendance

We believe that an active board governs more effectively, so we expect our Directors to attend all Board meetings, their respective Committee meetings and the annual meeting of Shareholders. Directors can participate by phone if they cannot attend in person. The biographies set out on pages 7 to 16 of this Circular identify each Director’s attendance at Board and Committee meetings.

Director Orientation and Continuing Education

We believe that Director education is important for helping Directors maintain skills, gain insights and increase their understanding of our operations, and current and emerging issues affecting our business and governance practices. We offer an orientation program for new Directors, and a continuing education program for all Directors.

We maintain an orientation manual which is confirmed annually by our Corporate Governance and Nominating Committee. It contains information about us, our values, the industry within which we operate, our strategic plan, our policies and governance guidelines, recent regulatory filings and budget. We offer an

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orientation session which helps familiarize new Directors with the drilling industry, our company and what we expect of our Directors. Directors also have the opportunity to meet with Management.

Continuing education helps our Directors keep abreast of changing governance issues and requirements, and the issues we face within the context of our business. Our continuing education program has three main components: (i) receiving presentations at Board and Committee meetings; (ii) visiting our operations; and (iii) attending webinars, conferences and seminars. Our Corporate Secretary is required to make our Directors aware of courses of interest.

In 2010, our Directors received special presentations on: the implementation of IFRS; our new rig design; and industry developments from internal and industry speakers. In addition, Directors attended various courses on emerging governance issues and regulatory matters. Our General Counsel also briefs the Board on these matters at quarterly Board meetings.

Mandate of the Board

The Board is responsible for the stewardship of our business and affairs. As such, the Board has responsibility to oversee the conduct of our business, provide direction to Management and ensure that all major issues affecting our business and affairs are given proper consideration. Our Board works within a climate of respect, trust and candour, fostering a culture of open dialogue.

The Board discharges its responsibilities directly and through its Committees. The Board may delegate to its Committees matters for which it is responsible, but retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board may from time to time delegate certain of its responsibilities to Management. The Board’s duties are more specifically described in its Mandate which is attached as Appendix “A” to this Circular and is also available in the Corporate Governance section of our website at www.precisiondrilling.com.

The Board’s specific duties and responsibilities including, among others:

•	selecting, evaluating and, if necessary, terminating the CEO;

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Precision;

•	succession planning and monitoring the performance and compensation of senior Management;

•	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans;

•	approving policies and procedures for identifying our principal risks and overseeing the risk management systems to mitigate those risks;

•	overseeing the integrity of our internal control and management information systems; and

•	making decisions about material corporate matters, including those that require Board approval by law or regulations.

Overseeing the CEO

The CEO is appointed by the Board and is responsible for managing our affairs. His key responsibilities involve articulating our vision, focusing on creating value for Shareholders, and developing and implementing a strategic plan that is consistent with our vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific goals that can be quantified. The Compensation Committee reviews the CEO’s annual objectives before recommending them to the Board for approval.

The CEO is accountable to the Board and Committees, and the Board conducts a formal review of his performance once a year. The Board has established clear limits of authority for the CEO.

The Board has approved a position description for the CEO which is available in the Corporate Governance section of our website at www.precisiondrilling.com.

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Decision-Making and Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision. It considers the interests of our Shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public when making decisions.

There are potential conflicts of interest to which the Directors will be subject in connection with our business. In particular, certain of our Directors are, or may be, involved in managerial or director positions with other oilfield services providers whose operations may, from time to time, be in direct competition with us or with entities which may, from time to time, provide financing to, or make equity investments in, our competitors. Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta). A Director in a position of conflict or potential conflict will advise the Chair accordingly and abstain from participating in the meeting or excuse himself from the meeting and will not vote on the matter.

Other than as disclosed in this Circular, as at the date of this Circular, we are not aware of any existing or potential material conflicts of interest between us and any proposed Director. See “Interest of Informed Persons in Material Transactions” on page 64 of this Circular for further details.

Strategic Planning

Management is responsible for developing our strategic plan, which it presents to the Board each year for approval. The Board specifically discusses the plan and other strategic issues such as corporate opportunities and the main risks facing our business at least once per year. Management also presents strategic issues to the Board as needed throughout the year.

Management carries out an annual review, revises our five-year strategic plan based on our progress, and establishes annual corporate objectives, a one-year budget and presents these to the Board for approval.

Managing and Assessing Risk

Risk can take different forms, including operating risk, financial risk, governance risk, health and safety risk, environmental risk, compensation risk, strategic risk and reputational risk.

Annually, we consider our ongoing approach to managing and assessing risk, through a process involving senior leaders in our organization. Management provides a comprehensive update to the Committees and the Board.

The Board has overall responsibility for oversight of risk at Precision. Each Committee is responsible for monitoring risks in a specific area:

•	the Audit Committee is responsible for monitoring certain financial risks;

•	the Compensation Committee is responsible for oversight of compensation risk, talent management risk and succession risk; and

•	the Corporate Governance and Nominating Committee reviews the governance policies and risks.

Internal Controls

The Board and our Committees are responsible for monitoring the integrity of our internal controls and management information systems.

In 2010, we implemented an enhanced quarterly enterprise-wide certification process to access legal, ethical, and HSE policy compliance, which reinforces risk accountability and compliance throughout all levels of the organization. The results are accepted by senior Management and reported to the Board.

The Audit Committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. Management provides quarterly reports to the Audit Committee while the Executive Vice President and Chief Financial Officer makes quarterly presentations on our financial results and forecasts to the Audit Committee and Board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are adequately safeguarded.

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Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as at December 31, 2010.

Communicating with the Board

To further facilitate communications between our Shareholders and the Board, we have adopted a policy that all directors standing for re-election and all new Directors nominees are expected to attend the Meeting. In 2010, all Directors attended the annual meeting.

Shareholders seeking to communicate with the Board may do so through the Corporate Secretary. See “Engagement with Shareholders” on page 1 of this Circular for further details.

Retirement Policy

The Board does not have a mandatory retirement policy.

Board Assessment

The Corporate Governance and Nominating Committee assesses the effectiveness of the Board, the Committees, the Chair and the individual Directors through a formal process every year.

Annual Board, Committee and Board Chair Assessment

Each year Board members complete a detailed questionnaire seeking qualitative ratings and subjective comments in key areas of Board skills and Director experience aligned with our strategic objectives. Responses are reviewed by the Chairman of the Corporate Governance and Nominating Committee and the Chair. A summary report is prepared and provided to the full Board. In assessing the responses to the questionnaire, we focus on continuous improvement, effectiveness, performance and addressing gaps in skills and experience. Matters requiring attention are identified, action plans are developed and the Corporate Governance and Nominating Committee monitors to ensure follow through and satisfactory results. As part of the annual Board assessment, the Board reviews and considers any proposed changes to the Board’s mandate, the Committee mandates or the position description for the chairs, as applicable.

Annual Assessment of Individual Directors

Each year the Chair formally meets with each Director to discuss any and all issues which either wish to raise, with a focus of maximizing the contribution of each Director to the Board and its Committees. The Chair uses a checklist, discussing both short and long-term goals, and establishes action items to allow each individual Director to enhance his personal contributions and overall Board effectiveness. The Chair will share peer feedback with each Director as appropriate and reviews progress and actions to be taken. Each Director, during this formal review, will discuss with the Chair how the Directors, both individually and collectively, can operate more effectively. The Chair discusses the results of the individual evaluations with the Chairman of the Corporate Governance and Nominating Committee and reports summary findings to both that Committee and to the full Board.

Governance Policies, Standards and Practices

Business Conduct and Ethics

Our Board is committed to conducting our affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism. Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), expressing the fundamental principles that guide the Directors in their deliberations and shape our business activities, which is confirmed annually. The Code applies to all Directors, executive officers and all employees (each, a “Precision Person”). The Code incorporates our guiding principles for business conduct and ethical behaviour to promote integrity and deter wrongdoing. It also creates a frame of reference for dealing with sensitive and complex issues and provides for accountability if standards of conduct are not met. It covers, among other things: (i) financial reporting and accountability; (ii) confidentiality; (iii) conflicts of interest; (iv) compliance with laws; (v) corporate opportunities; (vi) reporting illegal or unethical behavior; (vii) fair dealing; and (viii) reporting breaches or violations of the Code. Our executive officers have each acknowledged that they have read, understood and will abide by the Code. Quarterly, members of senior leadership certify they are not aware of any breaches of the Code.

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A copy of the Code is posted in the Corporate Governance section of our website at www.precisiondrilling.com and has been filed on SEDAR at www.sedar.com.

Any waiver of the Code may only be granted by the Board and will be promptly disclosed to Shareholders as required by law. To date, no waivers of the Code have been granted and we have not been required to file a material change report relating to a departure from the Code.

We have a confidential and anonymous reporting hotline that allows reporting of suspected illegal, unethical or improper conduct in violation of our Code. The reporting hotline is run by an independent third party and generates reports for Management. Our legal group and internal audit team review the reports as they are received and investigate any alleged breaches of the Code. Management provides a report to the Audit Committee on a quarterly basis describing those reports. We believe that providing an ability to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within our company.

We conduct annual training for our employees on ethical issues as another way to encourage and promote a culture of ethical business conduct.

Disclosure Policy

The Board has approved a Disclosure Policy. This policy is considered and confirmed annually and applies to every Precision Person.

We are committed to a policy of timely, fair and accurate public disclosure of all material information relating to us, in order to keep Shareholders and the investing public appropriately informed about our affairs.

We believe that this policy of timely, fair and accurate public disclosure of all material information is of fundamental importance to us and that every individual within Precision has an obligation to ensure that we conduct ourselves in accordance with the provisions of the Disclosure Policy and its objectives.

A copy of the Disclosure Policy is posted in the Corporate Governance section of our website at www.precisiondrilling.com.

Insider Trading Policy

The Board has approved an Insider Trading Policy. This policy is considered and confirmed annually and applies to every Precision Person. The purpose of this policy is to prevent insider trading, to communicate clearly that short-term, speculative or hedging transactions involving Precision securities are prohibited, to protect us and all persons to whom this policy applies from allegations of insider trading and to fulfill our obligations to stock exchanges, regulators and investors.

A copy of the Insider Trading Policy is posted in the Corporate Governance section of our website at www.precisiondrilling.com.

Clawback Policy

In view of our commitment to operate consistently with good governance practices, which continue to evolve, we have been assessing U.S. clawback requirements. We have determined that it is appropriate for us to adopt a clawback policy. It is the intention of the Board that such a policy will be adopted and implemented in 2011. The Board is currently reviewing various clawback and recoupment models with the view of constructing a clawback policy that meets our needs while taking into account various employment, enforcement and tax issues surrounding clawback procedures.

We may seek reimbursement for incentive compensation benefits accruing to an executive or group, in a circumstance where the benefit was predicated upon achieving financial results that were subsequently the subject of a significant adverse restatement.

Standards and Practices

As a publicly listed company on the TSX and the NYSE, we must meet a variety of corporate governance guidelines and requirements in Canada and the United States.

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We comply with the corporate governance standards that apply to Canadian companies listed on the TSX, and with the requirements of the Sarbanes-Oxley Act and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the United States.

We also comply with the NYSE corporate governance standards that are applicable to U.S. issuers:

•	the majority of our Board is independent under the NYSE standards;

•	non-management Directors meet separately from Management at regularly scheduled meetings;

•	the Audit Committee has a written charter and its members are independent under the SEC and NYSE requirements;

•	the Audit Committee conducts an annual self-assessment survey to track its activities against its charter;

•	our internal audit department provides Management and the Audit Committee with ongoing assessments of our internal controls;

•	the Compensation Committee has a written charter and its members are independent under the NYSE standards;

•	the Corporate Governance and Nominating Committee has a written charter and its members are independent under the NYSE standards;

•	we provide the Corporate Governance and Nominating Committee with ongoing assessments of corporate risk management; and

•	our Code of Business Conduct and Ethics applies to Directors, officers and employees.

A summary of the significant differences between the NYSE corporate governance standards and our Governance Mandates and Policies is posted in the Corporate Governance section of our website at www.precisiondrilling.com.

Committees of the Board

To assist it in discharging its responsibilities more effectively, the Board has established three Committees: the Audit Committee; the Corporate Governance and Nominating Committee; and the Compensation Committee. From time to time the Board also creates special ad hoc committees to address important matters.

Each Committee is chaired by an independent Director and at least annually evaluates its effectiveness in carrying out the duties specified in its Charter and Terms of Reference as well as its performance measured against pre-determined annual goals. The Board has approved a position description for the Chairman of each Committee which is available in the Corporate Governance section of our website at www.precisiondrilling.com.

The Charters and Terms of Reference of the Committees are also available in the Corporate Governance section of our website at www.precisiondrilling.com.

All members of each Committee must be independent in accordance with the requirements or guidelines for committee service under applicable securities laws, the applicable rules of the TSX, and the requirements of the NYSE. Based on the information provided by the Directors, the Board has determined that all members of each Committee are independent.

Committee Reports

Each Committee has provided a report which summarizes its Charter, composition, responsibilities and key activities in 2010.

Audit Committee

The Audit Committee is a standing committee of the Board. The members of the Audit Committee are: William T. Donovan; Robert J.S. Gibson; Allen R. Hagerman; Patrick M. Murray (Chair); and Robert L. Phillips. Members of our Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the United States and the NYSE corporate governance standards. The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the CSA relating to audit committees and the corporate governance standards of the NYSE. In considering criteria for

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determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a financial institution.

Financial Reporting

The Audit Committee is responsible for overseeing the quality and integrity of financial reporting. The following items are reviewed by them and then recommended to the Board for approval:

•	Annual audited financial statements and MD&A;

•	Quarterly financial statements and MD&A; and

•	Accounting and financial reporting process.

Internal Control Systems

The Audit Committee oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls and receives reports every year on:

•	Our disclosure controls and practices;

•	Our internal controls over financial reporting; and

•	The timetable and process for the CEO and CFO to certify our quarterly and annual securities filings are accurate.

External Auditor

The Audit Committee has oversight over the external auditors, which is currently KPMG LLP, and reviews their annual audit plan, fees, quality, performance and independence.

•	The Audit Committee must pre-approve all services the external auditors will provide to make sure they remain independent.

See page 19 of this Circular for more information.

Compliance

The Audit Committee is responsible for:

•	Overseeing compliance with laws and regulations as they relate to financial reporting matters;

•	Overseeing compliance with the Code as it relates to financial reporting matters; and

•	Overseeing certain financial risks as delegated by the Board.

A complete description of the Audit Committee together with a copy of the Audit Committee Charter and Terms of Reference is provided in our AIF which is incorporated by reference in this Circular, and which has been filed on SEDAR.

2010 Highlights

The Audit Committee attended to all matters within its mandate and highlights for the year included the following activities:

•	Oversaw the transition from a trust to a corporate structure;

•	Received updates and oversaw the implementation of IFRS and made certain accounting policy decisions regarding the adoption of IFRS;

•	Reviewed reports on Sarbanes-Oxley Act and ongoing compliance activities;

•	Ensured that organization and staffing levels of the finance function were consistent with their requirements as the complexity and demands increase; and

•	Carried out an assessment of the internal audit function and accomplished its 2010 plan.

The Audit Committee met seven times in 2010. It met in camera without Management present at every meeting, and also separately with KPMG LLP and the internal auditors.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is a standing committee of the Board responsible for overseeing compliance with current and emerging governance requirements and for developing and implementing best governance practices. The members of the Corporate Governance and Nominating Committee are: William T. Donovan; Robert J.S. Gibson (Chair); Robert L. Phillips; and Trevor M. Turbidy. It is responsible for assisting the Board in overseeing:

Operations of the Board

The Committee is responsible for the operations of the Board from a governance perspective:

•	assessing the size and composition of the Board;

•	assessing the number of Committees, their composition and mandates;

•	ensure availability and access to continuing education for Directors; and

•	overseeing Directors’ compliance with our Code.

Board and Director Assessment

The Committee assesses the overall effectiveness of the Board and its Committees by:

•	developing and implementing an evaluation process;

•	maintaining a skills matrix for the Board and identifying additional skills we should recruit for when we are making changes to the Board; and

•	maintaining a succession plan for the Board that meets our needs and the interests of our Shareholders.

See page 58 of this Circular for a description of the evaluation process that the Committee conducts to assess the effectiveness of the Board, the Committees, the Chair, the Committee chairs and the Directors.

Corporate Governance Principles

The Committee undertakes corporate governance initiatives to support the Board’s effective corporate governance for us that will allow it to appropriately contribute to our success and enhance value for our Shareholders by:

•	evaluating our approach to corporate governance to ensure continued compliance with corporate governance requirements and to ensure timely assessment and implementation of evolving good governance practices;

•	reviewing key corporate policies including the Code, Insider Trading and Disclosure Policies; and

•	reviewing the Board’s mandate, position description of the Chair and charters for each Committee.

2010 Highlights

The Committee attended to all matters within its mandate and highlights for the year included the following activities:

•	assessed our risk management process and worked with Management on the continued development of this program;

•	reviewed litigation risk reporting;

•	revised Insider Trading Policy to expressly prohibit hedging of Precision securities;

•	provided oversight governance issues upon the conversion from an income trust structure to a corporate structure, including charters, checklists, website and other public disclosure;

•	revised the Board skills matrix after carrying out a review of the skills matrix;

•	assessed Board composition and Directors’ independence and potential conflicts;

•	reviewed the composition of the Committees and the Committee chairs, responsibilities of the Committee chairs and the Committee self-assessments; and

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•	discussed developments in Canadian and U.S. regulatory and legal governance best practices and considered our alignment with recommendations of the Canadian Coalition for Good Governance (“CCGG”).

The committee met five times in 2010. It met in camera without Management present at every meeting.

Compensation Committee

The Compensation Committee is a standing committee of the Board generally responsible for discharging the responsibilities of the Board relating to determining the compensation of our executives, and for producing executive compensation disclosure for inclusion in our management information circular. The members of the Compensation Committee are: Stephen J.J. Letwin; Frederick W. Pheasey (Chair); Robert L. Phillips; and Trevor M. Turbidy.

Executive Compensation

The Compensation Committee is responsible for:

•	consulting with Management to develop our general philosophy on compensation;

•	reviewing and recommending to the Board for approval all compensation policies and programs for our executives (vice presidents and above) including:

o	the corporate goals and objectives relating to the compensation for the CEO and senior vice-presidents;

o	evaluating the CEO’s performance against those goals and objectives;

o	the compensation for the CEO based on the committee’s evaluation;

o	the compensation for our senior vice presidents based on the CEO’s evaluations; and

o	employment contracts with executive officers; and

•	overseeing the development and implementation of compensation programs, including establishing any incentive and equity-based compensation plans.

See page 23 of this Circular for a detailed discussion of our compensation programs and developments in 2010.

Directors’ Compensation

The Compensation Committee is responsible for annually reviewing and recommending a compensation package for the Directors.

See page 17 of this Circular for more information on our Director compensation practices.

CEO/NEO Succession Planning

The Compensation Committee reviewed the formal succession planning process for the CEO, NEOs and all key financial and risk management positions. Emergency replacements have been identified to immediately step into each position. Individuals within Precision who might be considered as candidates to permanently fill each role have also been identified. These individuals are actively developed within a talent management system. The Board oversees this succession planning process and reviews the list of candidates and approach to talent management annually. The CEO reviews the list quarterly and monitors key individual development plans.

2010 Highlights

The Compensation Committee attended to all matters within its mandate and highlights for the year included the following activities:

•	implemented the changes to the executive compensation plan approved for 2010;

•	reviewed the executive compensation market data to ensure that our compensation levels remain competitive;

•	reviewed the succession plan for NEOs and vice presidents with a focus on operations, and consulted with the Audit Committee on the succession plan for the CFO and senior finance employees;

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•	reviewed the performance measures under the short-term incentive and performance share unit plans;

•	reviewed the CEO’s performance and the CEO’s annual performance assessments of the senior vice presidents;

•	reviewed and recommended changes to base salary, and determined the short and long-term incentive plan awards for the CEO and senior vice presidents;

•	received semi-annual reporting on the pension plan;

•	considered the appropriateness of term and age limits and determined to eliminate the retirement policy;

•	assessed various governance issues and industry developments on ‘say on pay’, ‘clawbacks’ and ‘hold periods’;

•	reviewed Director compensation;

•	established new Director and executive share ownership guidelines; and

•	considered the alignment of our compensation with the executive compensation principles of CCGG.

The Compensation Committee met four times in 2010. It met in camera without Management present at every meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, the Board and Management are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Director, executive officer of Precision, proposed nominee for election as a Director or any associate or affiliate of any of such persons in any matters to be acted on at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or our executive officers, no proposed nominee for election as a Director nor any associate of any such persons, is or has been indebted to us or any of our subsidiaries since the beginning of our most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below, there were no material interests, direct or indirect, of any informed person of Precision, any proposed Director, or any associate or affiliate of any informed person or proposed Director, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries.

On February 23, 2011, Precision repaid, in full, the 10% senior unsecured note issued to Her Majesty the Queen in the Right of the Province of Alberta, represented by AIMCo. The aggregate repayment of approximately $204 million included the $175 million in principal, accrued interest and a “make-whole” amount payable to AIMCo under the terms of the note. Mr. Brian J. Gibson, an executive officer of AIMCo, is a nominee Director. AIMCo currently holds 41,464,289 Precision Shares (approximately 15% of the outstanding Precision Shares).

ADDITIONAL INFORMATION

Additional financial information is provided in our audited consolidated financial statements and notes and management’s discussion & analysis for the fiscal year ended December 31, 2010, contained in our Annual Report for the year ended December 31, 2010. We will provide to Shareholders upon request: (i) a copy of our current annual information form; (ii) a copy of any document or the pertinent pages of any document incorporated by reference in the annual information form; (iii) our Annual Report for the year ended December 31, 2010, which includes a copy of our annual audited consolidated financial statements and related management’s discussion & analysis, together with the report of the auditors thereon; (iv) a copy of any interim unaudited financial statements subsequent to such annual audited consolidated financial statements; and (v) a copy of this Circular. These documents are available on our website at www.precisiondrilling.com, on SEDAR at

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www.sedar.com and EDGAR at www.sec.gov, and may be obtained without charge upon request to the Corporate Secretary at 4200, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, by telephone at 403-716-4500, facsimile at 403-264-0251, or email at corporatesecretary@precisiondrilling.com.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar of the Precision Shares is Computershare with a corporate trust office in Toronto, Ontario, Canada. The mailing address for purposes of depositing proxies is as follows:

By Facsimile:	Toll Free 1-888-453-0330 (North America only)
By Delivery:	Your Proxy Form can be delivered to:

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1

Toll free telephone inquiries in North America: 1-800-564-6253

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APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing of this Circular to each Director, each Shareholder and our auditors have been approved by the Board.

DATED at Calgary, Alberta, this 1st day of April, 2011.

(signed) “Joanne Alexander”

Joanne Alexander
Vice President, General Counsel &
Corporate Secretary

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APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF PRECISION DRILLING CORPORATION

GENERAL

The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. As such, the Board of Directors has responsibility to oversee the conduct of Precision’s business, provide direction to management and ensure that all major issues affecting the business and affairs of Precision are given proper consideration.

The Board of Directors discharges its responsibilities directly and through its committees of the Board of Directors (each a “Committee”). The Board of Directors appoints from its members an Audit Committee, a Corporate Governance and Nominating Committee, and a Compensation Committee (collectively, the “Committees”). The Board of Directors may delegate to such Committees matters for which it is responsible, but the Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to management.

Each Director is expected to attend in person all regularly-scheduled meetings of the Board of Directors and all meetings of each Committee on which they serve. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

STRUCTURE AND AUTHORITY

The composition of the Board of Directors, including the qualifications of its members, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the shares (“Shares”) of Precision are listed for trading.

The Corporate Governance and Nominating Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the final choice of candidates who will be submitted to holders of Shares (“Shareholders”) in accordance with Precision’s Board of Directors voting policy.

The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s Directors. The term of each Director will expire at the close of the next annual meeting of Shareholders or when their successor is elected or is appointed. In addition, Directors shall not be renominated for appointment at the annual meeting of Shareholders following their fifteenth year as a Director, or following their 69th birthday, whichever is earlier.

If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the Corporate Governance and Nominating Committee, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities. The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional Directors so

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appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Shareholders.

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Shares are listed for trading.

RESPONSIBILITIES

The Board of Directors will review and consider the reports and recommendations of the Committees. The Board of Directors will approve all significant transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, determine the compensation of officers and the Directors, and establish the compensation policies of Precision.

The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the Chief Executive Officer and executive officers and ensure that the Chief Executive Officer and executive officers create a culture of integrity throughout the organization.

The Board of Directors takes responsibility for appointing the President and Chief Executive Officer and is consulted on the appointment of other senior management. The Board of Directors, through the Compensation Committee, formally reviews the President and Chief Executive Officer’s remuneration and performance and the compensation of other officers. Senior management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports management’s commitment to training and development of all employees.

The Board of Directors is responsible for the consideration of succession issues and reviews the adequacy of Precision’s succession plan at least annually.

The Board of Directors and its Committees are responsible for the integrity of Precision’s internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from, the internal and external auditors of Precision. Such meetings include discussions between the Audit Committee members and the external auditors without the presence of management.

The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior management at which concepts discussed in the strategic plan are discussed and adopted.

The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision and its subsidiaries.

The Board of Directors approves the annual audited consolidated financial statements of Precision and approves the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee.

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives quarterly environmental and occupational health and safety reports, reports on litigation issues and appropriate compliance reports from management.

The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.

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The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision to the Shareholders and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable generally accepted accounting principles. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

The Board of Directors has adopted a written communication policy (the “Communications Policy”) in respect of communications with the media and to the continuous disclosure and public reporting obligations of Precision. The disclosed information is released through newswire services, Precision’s website, mailings to Shareholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and Precision reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision. The Board of Directors currently delegates this ongoing reporting responsibility to management. Issues arising from the Communications Policy are dealt with by a committee of executive officers of Precision consisting of the President & Chief Executive Officer, Executive Vice President & Chief Financial Officer and Vice President, General Counsel & Corporate Secretary. Material disclosure relating to Precision, including without limitation, the Corporation’s annual information form, annual report and annual proxy circular must be submitted to the Board of Directors for approval.

The Corporate Governance and Nominating Committee is responsible for recommending the Corporation’s approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of Precision. The Board of Directors, through its Corporate Governance and Nominating Committee, has formally adopted and posted on Precision’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.

The Board of Directors, through its Corporate Governance and Nominating Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.

The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

The Board of Directors meets at least eight (8) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meet in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.

Shareholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Corporate Secretary at the offices of Precision, 4200, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7, by telephone at 403-716-4500, facsimile at 403-264-0251 or email at corporatesecretary@precisiondrilling.com.

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved by the Board of Directors of Precision Drilling Corporation effective June 1, 2010.

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